Ascendis Pharma A/S R&D Day June 26, 2019 Exhibit 99.1

Cautionary Note On Forward-Looking Statements This presentation contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, such as statements regarding our future results of operations and financial position, including our business strategy, prospective products, availability of funding, clinical trial results, product approvals and regulatory pathways, collaborations, timing and likelihood of success, plans and objectives of management for future operations, and future results of current and anticipated products, are forward-looking statements. These forward-looking statements are based on our current expectations and beliefs, as well as assumptions concerning future events. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties and other factors are more fully described in our reports filed with or submitted to the Securities and Exchange Commission, including, without limitation, our most recent Annual Report on Form 20-F filed with the SEC on April 3, 2019 particularly in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. In light of the significant uncertainties in our forward-looking statements, you should not place undue reliance on these statements or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. Any forward-looking statement made by us in this presentation speaks only as of the date of this presentation and represents our estimates and assumptions only as of the date of this presentation. Except as required by law, we assume no obligation to update these statements publicly, whether as a result of new information, future events or otherwise after the date of this presentation. This presentation concerns product candidates that are or have been under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency or other foreign regulatory authorities. These product candidates are currently limited by U.S. Federal law to investigational use, and no representations are made as to their safety or effectiveness for the purposes for which they are being investigated. These presentation materials include a presentation from Dr. Ezra Cohen, who is an expert in the field in which he is presenting. He is providing background information about certain diseases, but his views do not necessarily represent those of the Company. Ascendis, Ascendis Pharma, the Ascendis Pharma logo, the company logo and TransCon are trademarks owned by the Ascendis Pharma group. © June 2019 Ascendis Pharma A/S.

Today's Agenda

9:00-9:05 a.m.	**Welcome & Agenda Overview** Scott T. Smith
9:05-9:15 a.m.	**Vision 3x3** Jan Møller Mikkelsen
9:15-9:30 a.m.	**TransCon Platform & Product Innovation** Kennett Sprogøe, Ph.D.
9:30-10:05 a.m.	**TransCon hGH** Jonathan Leff, M.D.
10:05-10:15 a.m.	**Connected Healthcare Platform** Thomas Ørts Pedersen
10:15-10:30 a.m.	**Commercialization Update** Tom Larson
10:30-10:40 a.m.	**Q&A: TransCon hGH**
10:40-10:50 a.m.	**Break**
10:50-11:20 a.m.	**TransCon PTH** David Karpf, M.D. & Nyssa Liebermann Noyola
11:20-11:35 a.m.	**TransCon CNP** Kennett Sprogøe, Ph.D.
11:35-11:45 a.m.	**Q&A: TransCon PTH & TransCon CNP**
11:45-12:05 p.m.	**Introducing Oncology** Jan Møller Mikkelsen & Juha Punnonen, M.D., Ph.D.
12:05-12:20 p.m.	**IO & IT Treatments: Challenges & Promise** Ezra Cohen, M.D.
12:20-12:40 p.m.	**Oncology Product Candidates** Juha Punnonen, M.D., Ph.D.
12:40-12:50 p.m.	**Q&A: Oncology**
12:50-1:00 p.m.	**General Q&A & Closing Remarks** Jan Møller Mikkelsen

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All product candidates are investigational. For investor communication only. Not for use in promotion.

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Vision 3x3 Jan Mikkelsen President & CEO

Building a Leading Rare Disease Company Leverage the validated TransCon technology to create best-in-class products Advance the company’s pipeline of three rare disease endocrinology product candidates: Phase 3 ongoing for TransCon Growth Hormone File INDs for TransCon PTH and TransCon CNP in 2017 Obtain approval for at least two products between 2020-2024 Next rare disease therapeutic area to come Identify clinical stage candidate by 2020 Build an integrated commercial business focused on the U.S. market Slide presented at R&D Day 2016

Vision 20/20: Established the Foundation for a Leading Rare Disease Company Clinical validation of all 3 product candidates in endocrinology rare diseases Positive phase 3 for TransCon Growth Hormone Selection of Oncology as new therapeutic area TransCon CNP TransCon hGH TransCon PTH Oncology

Vision 3x3: Building a Leading BioPharma Company

Our Goal is to Achieve Sustainable Growth through Multiple Approaches

- Obtain regulatory approval for 3 Endocrinology Rare Disease products
  - TransCon hGH for pediatric growth hormone deficiency
  - TransCon PTH for adult hypoparathyroidism
  - TransCon CNP for achondroplasia
- Growth of Endocrinology Rare Disease pipeline through:
  - Label expansion programs with the goal of obtaining 9 indications in total
  - Global clinical reach directly or through partnerships
- Build an integrated commercial business for our Endocrinology Rare Disease franchise in North America and select European countries
  - Establish global commercial presence with partners outside our geographic areas
- Create 3 independent therapeutic areas each with a diversified pipeline built on TransCon technologies and our unique algorithm for product innovation
  - Established oncology as next independent therapeutic area

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All product candidates are investigational. For investor communication only. Not for use in promotion.

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TransCon™ Technology Platform & Product Innovation Kennett Sprogøe, Ph.D. SVP, Head of Innovation and Research

TransCon Technology: A Combination of Technologies Prodrug Technology Predictable Release Technology TransCon Technology Known Biology TransCon combines the benefits of Prodrug and Predictable Release Technologies with Known Biology to create highly differentiated products for the benefit of patients

Transient Conjugation: Flexible and Versatile Platform Parent Drug Soluble Carriers Insoluble Carriers Antibodies, Antibody Fragments, Proteins, Peptides and Small Molecules Aromatic Cyclic Imide DKP Carbamate Bicin AEG Pyroglutamate TransCon Carrier TransCon Prodrug: 3 components TransCon Linker

TransCon Technology: The TransCon Linker Cleaves in an enzyme-independent fashion, ensuring reproducible drug release; in vitro to in vivo correlation with high predictability TransCon linkers remain covalently bound to the carrier molecule after release of the unmodified parent drug Enables tunable design of prodrugs with dosing frequency from daily up to six months or more Carrier Drug Drug Carrier pH 7.4; 37°C

TransCon Drug Release is Predictable



In vivo
TransCon PTH
phase 1 interim data
[124 µg dose]
Free PTH [pg/mL]
20
15
10
5
0
0
2
4
6
8
Days
100
50
0
In vitro
TransCon PTH release
kinetics at
pH 7.4 and 37°C
Residual peptide [%]

High predictability of PK profile from *in vitro* data enables optimization of PK profile of lead candidates *in vitro* prior to initiating *in vivo* development

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TransCon Technology: Sustained Systemic Delivery


TransCon carrier
TransCon linker
Prodrug (inactive)
Parent drug (inactive)
Linker cleavage dependent upon pH and temperature
Unmodified parent drug
Receptor
Renal clearance

Parent drug is transiently bound to a TransCon linker-soluble carrier moiety, which inactivates and shields parent drug from clearance

Following injection, the linker is designed to autocleave at a specific rate to predictably release unmodified parent drug

Designed to distribute released drug like the parent molecule; linker-carrier is cleared renally

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TransCon Technology: Sustained Localized Delivery



Prodrug (inactive)
TransCon hydrogel carrier
TransCon linker
Parent drug (inactive)
Unmodified parent drug
Linker cleavage dependent on pH and temperature
Receptor
Renal clearance

Parent drug is transiently bound to TransCon linker-hydrogel carrier, which inactivates, shields parent drug and prevents clearance

Following injection, the linker is designed to autocleave at a specific rate to predictably release unmodified parent drug

Designed to provide sustained high local drug levels with low systemic exposure; hydrogel degrades into small polymers that are renally cleared

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All product candidates are investigational. For investor communication only. Not for use in promotion.

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Sustained Localized Delivery: Validated Across Multiple Drugs and Administration Sites 1 Patent WO2018175788 Vitreal PK of Fab following intra-vitreous administration in rabbits. TransCon Fab half-life was ~53 days compared to free Fab half-life of ~3.2 days. Plasma PK of Daptomycin following intra-articular administration in rabbits. TransCon Daptomycin half-life was ~3 days. Excellent local tolerability of TransCon hydrogel carrier Sustained high local concentration with low systemic exposure Small Molecules Intra-articular administration Antibody Fragments (Fab) Intra-vitreous administration1 Fab Concentration (µg/mL) Day 0 20 40 60 1 10 100 1000 Free Fab TransCon Fab 1000 100 10 1 0 2 4 6 8 10 12 14 TransCon Daptomycin Day Daptomycin (ng/mL) 10000

Why Size Matters: Releasing Unmodified Drug

A molecule's hemodynamic radius predicts tissue distribution[1]

- Albumin (66 kDa) is 3.6 nm, effectively maintaining a high albumin concentration in the blood compartment and low tissue concentrations
- hGH (22 kDa) is 2 nm, allowing distribution into adipose, muscle, brain and liver

The growth plate is avascular, representing a diffusion barrier

- Studies in mice suggest molecules 40 kDa and larger has restricted access to the growth plate[2]
- Relatively higher systemic drug concentrations are required to provide efficacious drug levels



Distribution Coefficient
Adipose
Muscle
Liver
1
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
0
5
10
15
Size (Hydrodynamic Radius in nm [nanometer])

[1] Anat Rec A; 2006, 288A: 91-103. [2] AAPS J. 2016, 18(1): 157-170.
kDa = kilodalton, a measure of weight

All product candidates are investigational. For investor communication only. Not for use in promotion.

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Ascendis Algorithm for Product Innovation Unmet Medical Need Clinically Validated Parent Drug TransCon Technology Suitability Clearly Differentiated Product Established Clinical & Regulatory Pathway Large Addressable Market Higher Value, Lower Risk Pipeline Our unique algorithm for product innovation has resulted in clinical validation of 3 out of 3 product candidates and positive phase 3 data in Endocrinology Rare Disease We are continuing to apply our algorithm to build a pipeline in oncology and are committed to entering a 3rd therapeutic area

TransCon Enables Multi-level Patent Protection As of March 1, 2019 TransCon prodrugs eligible for new composition of matter IP A multi-layered patent strategy is applied to protect our assets Composition of Matter 139 Issued Patents >330 Patent Applications Pending Device Dose Regimen Process TransCon Carriers TransCon Linkers Product Concepts

TransCon: A New Innovative Technology Platform

- TransCon technologies combine the benefits from prodrug and predictable release technologies with known biology – in one single platform
- TransCon prodrugs release unmodified drug expected to maintain the same mode of action as parent drug (receptor activation, distribution, etc.)
- Broad applicability for both systemic (s.c. / i.v.) and localized delivery (intravitreal, intratumoral, inhaled)
- Product features may include low injection volume, room temperature storage, small needle size (31G)
- Daily, weekly, monthly, or twice yearly or longer administration frequencies
- TransCon has a high success rate in endocrinology with clinical validation of 3 out of 3 product opportunities and positive phase 3 results for TransCon hGH

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TransCon™ Growth Hormone: Once-Weekly Replacement Therapy Jonathan A. Leff, M.D. SVP, Chief Medical Officer

Growth Hormone Deficiency Is Not Just About Height: Growth Hormone Supports Overall Endocrine Health

BODY COMPOSITION

Increased fat mass, decreased muscle mass and decreased bone density can occur soon after treatment discontinuation.[2,3,4]

CARDIOVASCULAR DISEASE

Early discontinuation of GH treatment may induce impairment of patients' lipid profiles and cardiac function, leading to increased risk for CV disease.[6,7]



ULTIMATE HEIGHT ACHIEVEMENT

Children with GHD may not obtain full height potential if untreated.[1]

MENTAL HEALTH

A high incidence of psychiatric disorders, usually accompanied by poor life quality, is associated with adults who were GHD as children.[5]

FRACTURES

Adult peak bone mass is considerably lower, and rates of fractures are significantly higher among adults with GHD who were not treated as children.[8]

Daily hGH addresses all the symptoms of the disease; long-acting growth hormone products must fully mimic daily hGH to adequately address the totality of the disease

Sources: 1. de Boer, H. et al. 1997; 2. Rutherford, O. M. et al. 1991. 3. Colle, M., J. Auzerie.1993. 4. Johannsson, Gudmundur, et al. 1999.
5. Stabler, Brian et al. 1996. 6. Leong, Gary M., Gudmundur Johannsson. 2003. 7. Colao, Annamaria et al. 2002. 8. Bex, M, and R Bouillon. 2003

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Daily Growth Hormone: The Problem 1 PLoS ONE 2011, 6(1): e16223 2 Clinical Therapeutics 2008, 30(2): 307-316 Increased adherence Improved growth Doses missed per week1 ≥3 2 P< 0.001 P< 0.01 ≤1 Height velocity SDS Poor adherence with daily hGH therapy is associated with reduced height velocity and impaired quality of life1 Reduced frequency of administration is associated with better adherence2 In the 1st year, two of three patients miss >1 injection on average per week1 0 1 2 3 4

A Decades-Long Pursuit: Long-Acting Growth Hormones1 1 European Journal of Endocrinology (2016) 174, C1–C8 Challenges Appropriate tissue penetration hindered by large size Immunogenicity (neutralizing antibodies) Viscous and painful formulations Large bore needle requirements Inadequate pharmacokinetics Depot formulations PEGylated (permanent) formulations GH fusion proteins (molecular enlargement) Non-covalent albumin binding Approaches

TransCon hGH Design TransCon carrier TransCon linker hGH (inactive) Unmodified hGH Receptor Linker cleavage dependent upon pH and temperature Renal clearance Once-weekly prodrug releases unmodified hGH designed to mimic daily hGH: Tissue distribution Physiological levels Therapeutic effects: efficacy, safety and tolerability

Growth Comparable to a Daily hGH in Phase 21,2 1 Intergroup differences not statistically significant 2 J Clin Endocrinol Metab 2017, 102(5): 1673–1682 3 Conducted with a bioequivalent version of TransCon hGH Same weekly dose Dose hGH (mg/kg/week): 11.5 14.5 0.14 0.21 0.30 0.21 TransCon hGH3 Genotropin® 26-week treatment period (N=53)

Dose Proportional IGF-1 Response in Phase 21 1 J Clin Endocrinol Metab 2017, 102(5): 1673–1682 Days (Week 13) IGF-1 SDS (Mean +SE) Transient values > +2.0 observed in a small number of subjects, primarily at the highest dose level 0 1 2 3 4 5 6 7 TransCon hGH 0.14 mg/kg/week TransCon hGH 0.21 mg/kg/week TransCon hGH 0.30 mg/kg/week

Comparable hGH Levels in Phase 21 1 J Clin Endocrinol Metab 2017, 102(5): 1673–1682 Maximum hGH concentration comparable between equivalent weekly doses of TransCon hGH and a daily hGH hGH serum concentration (ng/mL; Mean +SE) Days (Week 13)

TransCon hGH Phase 3 Program in Pediatric GHD Subjects previously treated (n=143) and treatment-naïve (<3 years, n=3) Top-line data reported Extension trial (N=~300) Regulatory filings (BLA H1 2020, MAA H2 2020) Treatment-naïve subjects Top-line data reported N=146 N=161

Phase 3 heiGHt Trial

161 treatment-naïve children with GHD dosed (2:1 randomization)



Screening ≤6 weeks
VISIT SCHEDULE
TransCon hGH (0.24 mg/kg/week)
Week 1
Week 5
Week 13
Week 26
Week 39
Week 52
Genotropin (34 µg/kg/day = 0.24 mg/kg/week)
enliGHten TRIAL
Long-Term Extension Trial

Objective

- Demonstrate non-inferiority

Key Inclusion Criteria

- Prepubertal children with GHD
- Height SDS ≤-2.0
- IGF-1 SDS ≤-1.0
- 2 GH stimulation tests (GH ≤10 ng/mL)
- Bone age ≥6 months behind chronological

Key Endpoints

- Annualized height velocity (HV) at 52 weeks (primary endpoint)
- Annualized HV at earlier time points
- Change in height SDS over 52 weeks
- Change in serum IGF-1/IGFBP-3 levels
- Change in IGF-1 SDS and IGFBP-3 SDS
- Normalization of IGF-1 SDS
- hGH and IGF-1 levels over 168 hours at Week 13 (PK/PD subset)

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Demographics and Baseline Characteristics Comparable Between Arms Top-line results from phase 3 heiGHt Trial. TransCon hGH (n=105) Mean Genotropin (n=56) Mean Age (years) 8.51 8.48 Male (%) 81.9 82.1 Height SDS -2.89 -3.00 ∆ Average Parental Height SDS -2.32 -2.55 IGF-1 SDS -2.08 -1.96 Peak Stimulated GH (ng/mL) 5.89 5.48 BMI (kg/m2) 16.1 16.5 BMI SDS -0.32 -0.14 Bone Age (years) 5.84 5.98 Bone Age-to-Chronologic Age (BA/CA) 0.69 0.70 Caucasian (%) 95.2 92.9

Phase 3 heiGHt Trial Achieved Excellent Adherence1 TransCon hGH (n=105) Genotropin (n=56) Adherence Range, n (%) ≤80% 0 1 (1.8) >80% to ≤90% 0 0 >90% to ≤95% 1 (1.0) 2 (3.6) >95% to ≤100% 104 (99.0) 53 (94.6) Mean Adherence Rate, % 99.6 98.6 . Adherence calculated as number of injections with study drug from baseline to final visit divided by 52 for TransCon hGH and 365 for Genotropin. Top-line results from phase 3 heiGHt Trial. High level of adherence in both arms of the heiGHt Trial, as anticipated in well executed phase 3 trials

TransCon hGH Met Primary Objective of Non-inferiority and Demonstrated Superiority in AHV at Week 52 TransCon hGH (n=105) Genotropin (n=56) Estimate of Treatment Difference P-value LS Mean AHV at Week 52 (cm/year) 11.2 10.3 0.86 0.0088 Standard Error 0.23 0.30 0.33 95% Confidence Interval (cm/year) 10.71 – 11.62 9.73 – 10.89 0.22 – 1.50 ANCOVA model was applied after missing data were imputed by multiple imputation method. Top-line results from phase 3 heiGHt Trial. Favors Genotropin Favors TransCon hGH NI Margin Treatment difference (TransCon hGH – Genotropin) Non-inferior and superior Non-inferior but not superior Non-inferior and inferior -2.0 cm/year 0 cm/year Actual trial result

AHV Reached Statistical Significance by Week 26 ANCOVA model was applied after missing data were imputed by multiple imputation method. Top-line results from phase 3 heiGHt Trial. AHV by Visit (cm/year) Estimated Difference P-value LS Mean (SE) [95% CI] Week 5 0.7 (1.5) [-2.3 – 3.7] 0.6402 Week 13 1.1 (0.7) [-0.3 – 2.4] 0.1286 Week 26 1.4 (0.5) [0.5 – 2.3] 0.0017 Week 39 1.0 (0.4) [0.3 – 1.7] 0.0061 Week 52 0.9 (0.3) [0.2 – 1.5] 0.0088

Change in Height SDS Demonstrated an Increasing Difference MMRM model. Top-line results from phase 3 heiGHt Trial. TransCon hGH Genotropin LS Mean Change from Baseline (±SE)

Mean AHV by Subgroups: TransCon hGH Performance Consistent Across Subgroups Top-line results from phase 3 heiGHt Trial. AHV at Week 52 (cm/year) TransCon hGH (n=105) Arithmetic Mean Genotropin (n=56) Arithmetic Mean Age <6 years old 11.9 10.5 ≥6 years old 10.6 10.1 Gender Male 10.7 10.0 Female 11.9 11.0 Peak Stimulated GH ≤5 ng/mL 11.5 10.8 >5 ng/mL 10.6 9.9

AHV Poor Responders: Post-hoc Analysis Poor responders defined as AHV <8.0 cm/year1 1 Bakker et. al. J Clin Endocrinol Metab 93: 352–357, 2008 2 Excludes one subject per group with missing Week 52 data (98.8% subjects completed study) Top-line results from phase 3 heiGHt Trial. At Week 522 TransCon hGH (n=104) n (%) Genotropin (n=55) n (%) Responder 100 (96.2) 49 (89.1) Poor Responder 4 (3.8) 6 (10.9) Incidence of poor responders ~3x lower in TransCon hGH arm compared to daily Genotropin arm

TransCon hGH May “Rescue” Poor Responders to Genotropin * Based on ongoing enliGHten Trial; Week 13 includes 77 subjects in TransCon hGH arm and 44 subjects in Genotropin arm; Week 26 includes 43 subjects in TransCon hGH arm and 21 subjects in Genotropin arm. Top-line results from phase 3 heiGHt Trial. 1 GH&IGF Research 2018, 40: 61-68 IGF-1 SDS Ratio Change from Baseline (Poor Responders/Responders) TransCon hGH / TransCon hGH Genotropin / TransCon hGH Week 5 114% 52% Week 13 120% 54% Week 26 140% 46% Week 39 137% 56% Week 52 110% 57% Week 13* 103% 70% Week 26* 112% 84% Genotropin Poor Responders have lower IGF-1 levels compared to responders IGF-1 levels increased with TransCon hGH Known variability in daily growth hormone absorption may explain variability in growth and IGF-1 response in poor responders1

IGF-1 Profile Over 1 Week Top-line results from phase 3 heiGHt Trial. TransCon hGH (0.24 mg/kg/wk) (n=11) Days (Week 13) 1 2 3 0 5 4 7 6 Baseline 13th Dose Mean SDS (±SE)

Baseline1 5 13 5 IGF-1 SDS Over 52 Weeks (N=161) MMRM model. 1 Baseline are observed mean values. Top-line results from phase 3 heiGHt Trial. Trough values Peak values 52 26 13 52 26 39 39 Week LS Mean (±SE) TransCon hGH Genotropin Estimated average IGF-1 SDS of 0.4 (average trough to peak) for TransCon hGH compared to an approximate average IGF-1 SDS of 0.0 for Genotropin consistent with the superior AHV

IGF-1 Observations from heiGHt Trial NA = Not applicable Top-line results from phase 3 heiGHt Trial. IGF-1 SDS TransCon hGH (n=105) n (%) Genotropin (n=56) n (%) Maximum measurement >2.0 and ≤3.0 At peak 20 (19.0) NA At trough 1 (1.0) NA Average (Genotropin) NA 2 (3.6) Maximum measurement >3.0 At peak 14 (13.3) NA At trough 0 NA Average (Genotropin) NA 0 Consecutive measurements >2.0 9 (8.6) 1 (1.8) Consecutive measurements >3.0 3 (2.9) 0 Annualized Height Velocity 11.2 cm/year 10.3 cm/year Estimated Average IGF-1 SDS 0.4 0.0

IGF-1 Monitoring and Dose Adjustments in heiGHt

- IGF-1 SDS >2.0 at any visit should be confirmed by a second measurement if deemed clinically significant by the investigator
  - Samples should be collected 5-7 days post dose (TransCon hGH arm) or any day (Genotropin arm)
  - If the second IGF-1 SDS is also above 2.0 SDS, and of clinical concern, the dose may be decreased by ~20%

- 2/105 subjects on TransCon hGH reduced the dose due to high IGF-1 levels
- 1/56 subjects on Genotropin reduced the dose due to face/limb edema

Growth Hormone Research Society Position on LAGHs[1]

IGF1 measurements during LAGH administration

Unlike the experience with daily GH, both the appropriate timing of blood sampling and the interpretation of the IGF1 standard deviation score (SDS) in LAGH-treated patients are controversial. LAGH preparations differ in the kinetics of serum GH and IGF1 that they induce. Studies need to take into account the pharmacokinetics and pharmacodynamics of each product in order to gauge the optimal timing of IGF1 measurement. The goal is to maintain serum IGF1 concentrations within the normal age-appropriate range for a majority of the treatment period.

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[1] European Journal of Endocrinology (2016) 174, C1–C8

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Similar Change in Bone Age Over 52 Weeks Top-line results from phase 3 heiGHt Trial. Bone Age TransCon hGH (n=105) Mean Years Genotropin (n=56) Mean Years Baseline 5.84 5.98 Week 52 7.16 7.35 Change from Baseline 1.36 1.35 TransCon hGH demonstrated superior height velocity and advanced bone age at the same rate as Genotropin

Summary of Adverse Events: Safety Population TransCon hGH (n=105) n (%) Genotropin (n=56) n (%) Treatment-emergent Adverse Events (TEAEs) 81 (77.1) 39 (69.6) TEAEs Related to Study Drug 12 (11.4) 10 (17.9) Serious Adverse Events (AEs) 1 (1.0) 1 (1.8) Serious AEs Related to Study Drug 0 0 TEAEs Leading to Any Action on Study Drug 2 (1.9) 1 (1.8) TEAEs Leading to Discontinuation of Study Drug 0 0 Top-line results from phase 3 heiGHt Trial. Adverse events for TransCon hGH consistent with type and frequency observed with Genotropin No serious adverse events related to study drug in either arm No treatment-emergent adverse event led to discontinuation of study drug in either arm

Adverse Events Reported by ≥5% of Subjects Preferred Term TransCon hGH (n=105) n (%) Genotropin (n=56) n (%) Pyrexia 16 (15.2) 5 (8.9) Headache 13 (12.4) 7 (12.5) Nasopharyngitis 12 (11.4) 8 (14.3) Pharyngitis 10 (9.5) 10 (17.9) Cough 10 (9.5) 4 (7.1) Vomiting 9 (8.6) 3 (5.4) Upper Respiratory Tract Infection 6 (5.7) 5 (8.9) Respiratory Tract Infection 7 (6.7) 3 (5.4) Secondary Hypothyroidism 7 (6.7) 3 (5.4) Diarrhea 6 (5.7) 3 (5.4) Pain in Extremity 4 (3.8) 4 (7.1) Top-line results from phase 3 heiGHt Trial. No reports of adverse events of special interest (benign intracranial hypertension, scoliosis, slipped capital femoral epiphyses)

Stable Glycemic Parameters Glycemic parameters were stable and within the normal range 2 subjects with high HbA1c (both 6.2%) at baseline remained stable throughout the trial Top-line results from phase 3 heiGHt Trial. TransCon hGH Baseline Week 5 Week 13 Week 26 Week 39 Week 52 HbA1c (%), mean 5.1 5.0 5.2 5.2 5.2 5.2 Fasting glucose normal range 70 – 105 mg/dL Genotropin Baseline Week 5 Week 13 Week 26 Week 39 Week 52 HbA1c (%), mean 5.0 5.0 5.1 5.1 5.1 5.1

Low Incidence of Anti-hGH Binding Antibodies Anti-hGH Binding Antibodies TransCon hGH n=105 n (%) Genotropin n=56 n (%) Treatment-emergent positive 7 (6.7) 2 (3.6) Transient, non-neutralizing 7 (6.7) 2 (3.6) Persistent1 0 0 Neutralizing 0 0 1 Persistent is defined as ≥16 weeks between the first and last positive post-baseline sample. Top-line results from phase 3 heiGHt Trial.

heiGHt Trial Summary

- Treatment with TransCon hGH showed superiority over Genotropin in AHV at 52 weeks
  - Treatment difference in AHV reached statistical significance at Week 26 and onwards
  - Incidence of poor responders was ~3x lower in the TransCon hGH arm compared to the Genotropin arm
  - Only 2 dropouts; one in each treatment arm
- Safety profile of TransCon hGH was consistent with daily Genotropin
  - Low Incidence of anti-hGH binding antibodies and no neutralizing antibodies
  - Similar local injection site tolerability between treatment arms
- IGF-1 SDS scores were generally within the normal range following treatment for both groups
- BMI was statistically unchanged in both arms and trended toward normalization
- TransCon hGH advanced bone age at the same rate as Genotropin

47

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Phase 3 fliGHt Trial Design 146 children with GHD (143 treatment-experienced) TransCon hGH (0.24 mg/kg/week) Long-Term Extension Trial Week 1 Week 4* (±1 Week) Week 26 (±1 Week) Week 13 (±1 Week) Screening Up to 4 Weeks VISIT SCHEDULE * Visit for <3 year olds only Key Endpoints Adverse events Injection site reactions Incidence of anti-hGH antibodies Annualized height velocity at 26 weeks Change in height SDS at 26 weeks Proportion of subjects with IGF-1 SDS in the normal range (0.0 to +2.0) at 26 weeks PK/PD in subjects <3 years Preference and satisfaction with TransCon hGH Key Inclusion Criteria Investigator-determined GHD with supporting biochemical and auxologic criteria Age 6 months – 17 years old Tanner stage <5 Open epiphyses Treated with commercially-available daily hGH therapy ≥0.20 mg/kg/week for 13 – 130 weeks Children <3 years could have been treatment-naïve

fliGHt Baseline Demographics Top-line results from phase 3 fliGHt Trial. TransCon hGH (N=146) Mean Male (%) 75.3 Age (years) 10.6 Age Range (years) 1 - 17 Height SDS -1.42 BMI (kg/m2) 17.5 ∆ Average Parental Height SDS -1.14 IGF-1 SDS 0.9 IGF-1 SDS Range -1.9 – 4.0 Caucasian (%) 84.9 Recruited in North America (%) 95.2

Disease Characteristics at GHD Diagnosis Top-line results from phase 3 fliGHt Trial. n TransCon hGH (N=146) Mean Height SDS 138 -2.1 Peak Stimulated GH (ng/mL) 143 5.9 IGF-1 SDS 60 -1.27 Chronologic Age (years) 120 9.42 Bone Age (years) 120 8.23 Delay in Bone Age (years) 120 1.19

Previous Daily hGH Use Top-line results from phase 3 fliGHt Trial. TransCon hGH (N=146) Daily hGH Dose Prior to Trial (mg/kg/week), mean (range) 0.29 (0.13 – 0.49) Treatment-Experienced, n (%) 143 (97.9%) <6 Months 40 (27.4%) ≥6 to <12 Months 32 (21.9%) ≥12 to <18 Months 28 (19.2%) ≥18 Months 43 (29.5%) Treatment-Naïve, n (%) 3 (2.1%)

Summary of Adverse Events Top-line results from phase 3 fliGHt Trial. TransCon hGH (N=146) n (%) Treatment-emergent Adverse Events (TEAEs) 83 (56.8) TEAEs Related to Study Drug 6 (4.1) Serious Adverse Events (AEs) 1 (0.7)* Serious AEs Related to Study Drug 0 TEAEs Leading to Discontinuation of Study Drug 0 * One subject reported two serious AEs; both considered unrelated

Stable HbA1c During Trial Top-line results from phase 3 fliGHt Trial. Baseline N=146 Week 13 n=142 Week 26 n=143 HbA1c (%), mean 5.2 5.2 5.2

IGF-1 SDS Observations from fliGHt Trial Post-dose Day 5 estimates average IGF-1 levels over the week Top-line results from phase 3 fliGHt Trial. IGF-1 SDS Baseline On daily GH n=145 Week 13 Post-dose Day 5 (±1 day) n=143 Week 26 Post-dose Day 5 (±1 day) n=141 Mean (SD) 0.9 (1.3) 1.6 (1.2) 1.7 (1.2) Categories IGF-1 SDS >2 and ≤3, n (%) 27 (18.6) 38 (26.6) 33 (23.4) IGF-1 SDS >3, n (%) 5 (3.4) 17 (11.9) 22 (15.6) No IGF-1 measurements were reported as adverse events

Mean AHV at Week 26 by Subgroups Top-line results from phase 3 fliGHt Trial. AHV at Week 26 (cm/year) TransCon hGH (N=146) Arithmetic Mean Age <3 years 16.2 ≥3 and <6 years 10.0 ≥6 and <11 for girls; ≥6 and <12 for boys 8.2 ≥11 for girls; ≥12 for boys 9.0 Gender Male 9.0 Female 9.1 Peak Stimulated GH ≤5 ng/mL 9.6 >5 ng/mL 8.6

fliGHt Trial Summary Treatment with TransCon hGH in the fliGHt trial was generally safe and well-tolerated Only 2 dropouts No serious adverse events related to study drug and no treatment-emergent adverse events leading to discontinuation of study drug Safety profile consistent with heiGHt Trial Stable HbA1c, morning cortisol and free thyroxine levels For children <3 years, no unexpected safety issues observed Well-tolerated injections IGF-1 SDS were generally within the normal range and no IGF-1 elevations were reported as adverse events Annualized height velocity was as expected in the context of subject characteristics For children <3 years, AHV of 16 cm/year observed Top-line results from phase 3 fliGHt Trial.

Auto-Injector Designed to Improve Adherence Simple operation with few user steps Single low-volume (<0.60mL) injection for patients ≤60kg Small needle, comparable to daily hGH (31G, 4mm) Room temperature storage No waste due to empty-all design Bluetooth® connectivity enabled for automatic data capture Device lifespan at least 4 years Auto-Injector introduced into the enliGHten Trial and available at commercial launch Key Features

TransCon hGH Phase 3 Program

heiGHt TRIAL N=161

- Treatment-naïve subjects
- Top-line data reported

fliGHt TRIAL N=146

- Subjects previously treated (n=143) and treatment-naïve (<3 years, n=3)
- Top-line data reported

98% of eligible subjects from heiGHt and fliGHt rolled over to enliGHten

enliGHten TRIAL

Extension trial (N=~300)

Regulatory filings (BLA H1 2020, MAA H2 2020)

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TransCon hGH: Highlights Two phase 3 trials and demonstrated potential of TransCon hGH: Superior efficacy in a treatment-naïve population in heiGHt Trial Fewer poor responders compared to daily hGH Comparable safety, tolerability and immunogenicity to a daily hGH for both treatment-naïve and treatment-experienced populations Auto-Injector introduced into Safety, tolerability and efficacy consistent between phase 2, heiGHt and fliGHt Trials BLA filing planned H1 2020 and MAA in H2 2020

Connected Healthcare Platform Thomas Ørts Pedersen, Ph.D. Director, Product Development, CMC Pharmaceutical & Device Development

Ascendis Pharma Connected Healthcare (CH) Vision Become a Leader in Innovative Patient Care Solutions that Integrates Data Informatics to Enhance Patient Care at the Individual and Population Levels

Connected Healthcare Value Proposition

Patients and Caregivers Benefits	• Improved outcomes through enhanced adherence and persistence
Healthcare Professionals Benefits	• Better insight into patient progress to enable interventions
Payer Benefits	• Data informatics to better define value and outcomes

~60%

of pediatric endocrinologists believe connectivity would improve adherence rates[1]

[1] Data on file from 100 endocrinologist interviews conducted by Ascendis Pharma in 2018.

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TransCon PTH Connectivity Platform: Targets for Endocrinology Products TransCon hGH Suite of patient and caregiver app, HCP and patient support program (PSP) web dashboard and backend/cloud solution with analytics capabilities Manual dose recording solution ready for potential launch Automated Bluetooth® dose recording solution ready for planned supplemental BLA Suite of patient and caregiver app, HCP and PSP web dashboard and backend/cloud solution with analytics capabilities (leverage the hGH suite/setup) Development of automated, Bluetooth dose recording solution

TransCon hGH: Attributes of the Planned CH Infrastructure System records date, time and dose Opportunity for digital patient interaction, including patient use app, ongoing reminders and feedback Integration with physician, provider via HCP dashboard and data analytics Connected Device Digital Interfaces Cloud Platform Patient & Caregiver App Web Dashboard for Health Care Professionals, Patient Support Programs, Administrators Integration with EMR systems, also CRM Data analysis via built-in Health Insight platform, custom applications or export/ integration to 3rd party tools Connected Health Platform (MDDS)

Technical Overview: Planned TransCon hGH Systems Initial Launch Supplemental BLA Auto-Injector (AI) Introduce easy-to-use AI Experience from phase 3 enliGHten Trial Introduce Bluetooth connectivity and automated dose recording solution CH App# /Dashboard+/Cloud Designed for manual data entry via app App and dashboard connected to CH platform Designed for connectivity App and dashboard connected to CH platform # : For IOS/Android; +: web based

TransCon PTH: Leverages hGH Connectivity Infrastructure Connected Device Digital Interfaces Cloud Platform Patient & Caregiver App Web Dashboard for Health Care Professionals, Patient Support Programs, Administrators Integration with EMR systems, also CRM Data analysis via built-in Health Insight platform, custom applications or export/ integration to 3rd party tools Connected Health Platform (MDDS)

Connected Healthcare to Benefit Patient Experience Proprietary Auto-Injector designed to improve patient experience and outcomes Introduced into enliGHten Trial in June 2019 Provides sufficient patient data to support AI as part of initial BLA submission Development of a CH suite underway in accordance with Ascendis Pharma’s vision of creating potential best-in-class products

Commercialization Update Tom Larson SVP, Chief Commercial Officer

Commercial Vision To Create a Market Leading Brand in Every Product Category and to become a Trusted, Respected Partner within Every Customer Segment

Robust Endocrinology Rare Disease Pipeline with Product and Treatment Synergies *Planned TransCon CNP TransCon hGH TransCon PTH Three potential best-in-class assets Treatment synergy potential within portfolio* Pediatric and adult endocrinology expertise Elite, focused customer-facing teams Payor relationships and contracting expertise Strategic distribution networks Comprehensive patient support system

The Growth Hormone Market: Ripe for Disruption

- Large, established global market of ~$3.5 billion and growing (2.4% CAGR)[1]
- Concentrated prescriber audience
- Fragmented existing market with the same undifferentiated daily hGH molecule
- Limited innovation since rhGH was introduced >30 years ago



Worldwide Market (Value) by Region[1]
US $1.6B (46%)
EU $0.9B (26%)
Japan $0.5B (14%)
ROW $0.5B (14%)



US Market Share (Value) by Brand[2]
Norditropin 25%
Omnitrope 21%
Humatrope 17%
Nutropin 14%
Genotropin 13%
Saizen 6%
Zomacton 4%

[1] Ascendis Pharma market assessment 2015.
[2] Data on file from 100 endocrinologist interviews conducted by Ascendis Pharma in 2018.

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Daily Growth Hormone: The Problem! 1.PLoS ONE 2011, 6(1):e16223 2 Qual Life Res 26:1673–1686 3 Value in Health, Vol. 21, S139–S140 4Growth Horm IGF Res 40:61-68 In the 1st year, two of three patients miss >1 injection on average per week1 Improved growth Doses missed per week1 ≥3 2 4 3 2 1 0 ≤1 Height velocity SDS Impact of poor adherence Drivers of poor adherence…outcome Patient: Burden of injection is significant2 Parent: Experience significant stress and guilt injecting their child2 Children prefer weekly to daily dosing3 Bioavailability of daily GH varies up to 44%4 p< 0.001 p< 0.01

Persistence Rates Among Nutropin Patients Decline Over Recommended Treatment Period Rosenfeld R, Bakker B. Compliance and persistence in the growth hormone treated population (abstract). Presented at ENDO 2014

TransCon hGH: Commercialization Strategic Imperatives Expand the Market Ensure Sustainable Success Drive Rapid Market Penetration

Strategic Imperative #1: Drive Rapid Market Penetration KEY CUSTOMER SEGMENTS Educate Pediatric Endocrinologists and Ped Endo Nurses TransCon hGH: The “New Standard” for naïve and existing patients Differentiate benefits of TransCon…the only unmodified LAGH in clinical development Initiatives to drive rapid patient adoption Mobilize Patient-Caregiver Drive broad education and awareness Create urgency to switch Mitigate Barriers with Payers Drive patient demand Innovative market access “value” strategy Build long-term partnership in endocrine health

Strategic Imperative #2: Expand the Market TransCon hGH Benefits Realized Enhanced patient adherence and persistence Expand in patients unwilling to take daily injections Rescue failed patients Enhance patient engagement, education, adherence and persistence Connected Healthcare Platform Innovative life-cycle-management and potential new treatment paradigms Potential new fixed dose combination therapies Leverage Pipeline

Strategic Imperative #3: Ensure Sustainable Success Leverage Pipeline and TransCon Platform Robust clinical development plan (life-cycle management) Potential best-in-class value proposition (more indications) To drive preferential payer formulary status

Clinical Evidence Expected to Pave Way for Rapid Adoption* *Based on results from the heiGHt and fliGHt trials. TransCon is not approved by FDA or EMA. Confidence in switching patients for rapid market penetration Provides assurance with long-term safety and efficacy assessments Unparalleled clinical evidence provides compelling value proposition and clear pathway for starting Tx-naïve patients

TransCon hGH Expected to Deliver on Patient Unmet Need Product X (TransCon hGH) Clinical Value Average rating on a scale of 1 to 9 [based on non-inferior efficacy]

TransCon hGH Expected to Deliver on Patient Unmet Need1 1 Data on file from 25 physician and 20 patient/caregiver interviews conducted and analyzed by Ascendis Pharma in 2018. 7.5 or > considered “outstanding” PATIENTS/CAREGIVERS PHYSICIANS Product X (TransCon hGH) Clinical Value Average rating on a scale of 1 to 9 [based on non-inferior efficacy] 1 2 3 4 5 6 7 8 9 7.5 1 2 3 4 5 6 7 8 9 8.5 “ I don’t know why you would use a daily when you have this Pediatric Endocrinologist

With Non-inferior Efficacy, Physicians Would Offer TransCon hGH to Most Eligible Patients[1]

100% of Patients with PGHD Considered Eligible for TransCon hGH



% of Patients Who Would be Offered TransCon hGH
(N=25)
100%
80
60
40
20
0
86%
73%
New patients
Switch patients

“This is terrific…No antibodies, small needle, variety of cartridge and dosing is all great

Pediatric Endocrinologist

[1] Data on file. Analyzed by Ascendis Pharma. Qualitative market research with N=25 Physicians in 2018.

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Planned Go to Market Strategy Drive rapid adoption, expand market Redefine management of GHD, build differentiated value proposition Mitigate payer barriers, ensure rapid and broad access Pre-Launch Period (unbranded disease education) Launch Period (branded TC-hGH promotion) Drive Demand Mitigate Barriers Disrupt Status Quo

Why Use TransCon hGH? Expected Value Proposition Weekly administration The only LAGH in clinical development which releases unmodified hGH to adequately address the totality of the disease Superior efficacy compared to daily hGH (heiGHt) Fewer poor responders than daily hGH Compelling clinical evidence for both treatment-naïve and switch patients Comparable safety and tolerability to daily hGH Fully integrated connected health care platform Easy-to-use Auto-Injector Room temperature stability Small 31-gauge, 4 mm needle Small volume (0.6 ml)

Why Use TransCon hGH? Why Not?

Summary and Q&A TransCon hGH

Global Clinical Reach * Ethnobridging is required before initiation of Phase 3 ** Phase 3 being conducted by Visen Pharma Region US EU Japan South Korea China Nonclinical packet acceptable for regulatory filing Regulatory concurrence with proposed clinical development plan Planned phase 3 initiation 2020* (40 subjects) Planned phase 3 initiation 2019** (75 subjects)

TransCon hGH: Raising the Bar

- Phase 3 heiGHt Trial demonstrated superior efficacy of TransCon hGH in pediatric GHD, with comparable safety and tolerability
- BLA filing expected H1 2020 and MAA filing expected H2 2020
- Global clinical reach aligned with regional regulatory agencies; phase 3 planned to be initiated in China 2019 and in Japan 2020
- Multiple label expansions planned: Adult GHD program to be initiated 2020
- Easy-to-use Auto-Injector with automatic data capture and integration with connected healthcare platform aims to improve adherence
- Commercial-scale manufacturing and supply chain established
- Commercialization leadership team, infrastructure and launch plan in place
- 17 independent patent filings, including composition-of-matter and device covering TransCon hGH, provide potential protection into 2039

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Q&A

Today's Agenda

9:00-9:05 a.m.	**Welcome & Agenda Overview** Scott T. Smith
9:05-9:15 a.m.	**Vision 3x3** Jan Møller Mikkelsen
9:15-9:30 a.m.	**TransCon Platform & Product Innovation** Kennett Sprogøe, Ph.D.
9:30-10:05 a.m.	**TransCon hGH** Jonathan Leff, M.D.
10:05-10:15 a.m.	**Connected Healthcare Platform** Thomas Ørts Pedersen
10:15-10:30 a.m.	**Commercialization Update** Tom Larson
10:30-10:40 a.m.	**Q&A: TransCon hGH**
10:40-10:50 a.m.	**Break**
10:50-11:20 a.m.	**TransCon PTH** David Karpf, M.D. & Nyssa Liebermann Noyola
11:20-11:35 a.m.	**TransCon CNP** Kennett Sprogøe, Ph.D.
11:35-11:45 a.m.	**Q&A: TransCon PTH & TransCon CNP**
11:45-12:05 p.m.	**Introducing Oncology** Jan Møller Mikkelsen & Juha Punnonen, M.D., Ph.D.
12:05-12:20 p.m.	**IO & IT Treatments: Challenges & Promise** Ezra Cohen, M.D.
12:20-12:40 p.m.	**Oncology Product Candidates** Juha Punnonen, M.D., Ph.D.
12:40-12:50 p.m.	**Q&A: Oncology**
12:50-1:00 p.m.	**General Q&A & Closing Remarks** Jan Møller Mikkelsen

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TransCon PTH: PTH Replacement Therapy for Hypoparathyroidism David B. Karpf, M.D. VP, Clinical Development

PTH Controls Serum Calcium, Serum Phosphate, Urinary Calcium and Bone Turnover

Hypoparathyroidism: Severe Short-term Complications 1 Endo Pract. 2017, 20(7);671-679 2 2019 Ascendis Pharma HP Patient Experience Research Hypocalcemia Paresthesias, muscle cramps, tetany, laryngospasm, seizures, coma 85% Report inability to perform household activities1 Brain fog 76% Either unable to work or report significant interference with work d/t HP symptoms2 Anxiety due to “fear of crash” Short-term Complications Hypercalcemia Nocturia, polyuria, constipation, muscle weakness, coma Debilitating Symptoms Reduced QOL

Hypoparathyroidism: Severe Long-term Complications 1 J Bone Miner Res 2013, 28: 2570-2576; J Clin Endocrinol Metab 2012, 97(12): 4507-4514; J Bone Miner Res 2013, 28: 2277-2285 Long-term Complications1 4-fold increased risk of renal disease (nephrocalcinosis, nephrosclerosis, kidney stones & renal insufficiency) 79% require hospitalizations or emergency department visits 2-fold increased risk of depression or bipolar disorder 52% experience brain calcifications (basal ganglia) 4-fold increased risk of seizures

Constant Normal Level of PTH is Optimal - FDA Perspective[1,2]



FDA U.S. Food and Drug Administration
Protecting and Promoting Public Health
www.fda.gov
Altering Regimen (QD to BID) or Release Profile Bring PTH Levels Close to the Physiological Levels
Projected PTH PK Profile from Scenario 4 – 99% PTH Pool Reduction
100 µg QD
50 µg BID
50 µg QD slow
Baseline
PTH (pg/mL)
Time (hr)
300
250
200
150
100
50
0
0
5
10
15
20
25
Normal PTH levels
PTH(pg/ml)
15
20
25
30
8
14
20
2
8
Normal Physiological range (10 -65 pg/mL)*
20

- Daily PTH(1-84) increases serum calcium for ~20 hours
- Control of urinary calcium excretion is short-lived (10-12 hours); renal reabsorption of calcium follows PK profile[1,2]
- Regulatory view based on NIH studies demonstrated continuous SC infusion of PTH(1-34) superior in patients with HP vs BID injections, normalizing sCa, sP, uCa, and bone turnover despite a >60% lower daily dose[3,4]

[1,2] FDA presentation: Natpara Advisory Committee, September 12, 2014; Clin Pharmacol Ther. 2019 105(3):710
[3,4] J Clin Endo Metab 2012 97(2);391–399; J Pediatr 2014 165(3);556-563

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TransCon PTH Design


TransCon
carrier
TransCon linker
PTH
(inactive)
Linker cleavage
dependent upon pH
and temperature
Active PTH
Receptor
Renal
clearance

- TransCon PTH is a sustained-release prodrug designed to provide stable PTH levels in the physiological range for 24 hours/day
- TransCon PTH designed to normalize blood and urinary calcium levels, serum phosphate and bone turnover

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Phase 1 Trial Designed to Evaluate PK/PD 132 normal healthy subjects (male and female) Cohorts of 10 subjects (8 active, 2 placebo) 7 single-ascending dose (SAD) cohorts (3.5 to 124 µg) 6 multiple-ascending dose (MAD) cohorts (3.5 to 24 µg/day) Key endpoints: PK: Free PTH PD: Adjusted serum calcium and phosphate, FECa, intact PTH(1-84), bone turnover markers

Phase 1: PK Data Support Infusion-like Profile over 24 Hours



PTH Exposure After 10th Daily Dose of TransCon PTH
Free PTH[1] (pg/mL) (Mean ± SE)
16
12
8
4
0
0
4
8
12
16
20
24
Hours During Day 10
12 µg PTH/day
16 µg PTH/day
20 µg PTH/day
24 µg PTH/day
LLN for PTH(1-34) (normal range = 4-26 pg/mL) based on 40% of the MW of PTH(1-84)



Normal PTH levels
PTH(pg/ml)
15
20
25
30
8
14
20
2
8

- TransCon PTH daily dosing for 10 days provided a flat infusion-like profile with low PTH peak-to-trough ratio at day 10
- Dosing in evening predicted to recapitulate the diurnal exposure of endogenous PTH in normal subjects

[1] PTH measured as Free PTH(1-34) and Free PTH(1-33)
Analyses from TransCon PTH Phase 1 trial; data not shown for doses <12 µg/day, as levels of Free PTH are BLQ.
Poster presented at ECTS 2019

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Dose-Dependent Increase of Serum Calcium Analyses from TransCon PTH Phase 1 trial; doses <12 µg/day not shown as no significant increase in calcium at these doses. Poster presented at ECTS 2019 Change in Albumin-adjusted Serum Calcium over 10 Days of TransCon PTH TransCon PTH daily dosing for 10 days provided dose-dependent increase of serum calcium, with more stable calcium levels over the day

Control of Urinary Calcium Despite Mild Hypercalcemia with Multiple Doses 1 J Clin Endocrinol Metab 2001, 86(4): 1525-1531 Poster presented at ECTS 2019 Spot FECa with daily doses of TransCon PTH for 10 days Mean albumin-adjusted sCa at Day 11: Placebo: 9.6 mg/dL 12 µg: 9.85 mg/dL 16 µg: 10.18 mg/dL 20 µg: 10.54 mg/dL 24 µg: 10.63 mg/dL Despite sCa at as high as 11.2 mg/dL (with increased renal filtered Ca), FECa (renal calcium excretion) remained normal; well below values reported for NHVs clamped to serum Ca of 10.3 mg/dL1, reflecting potent PTH-mediated renal Ca reabsorption

Dose-Dependent Phosphaturic Effect * TMP = Tubular maximum absorption of phosphate; GFR = Glomerular filtration rate Phosphaturic Effect After Multiple Doses of TransCon PTH Mean Change from Baseline in TMP/GFR* (mg/dL) TMP/GFR (phosphate excretion in urine) showed significant dose-dependent reduction (p=0.0022 for linear dose response) resulting in significant reduction in sP (p=0.0430) Days 8-10 Placebo 3.5 µg 7 µg 12 µg 16 µg 20 µg 24 µg

No Increase in BSAP: No Evidence of Anabolic Effect At baseline, BSAP (bone-specific alkaline phosphatase) was similar among treatment groups and remained stable over 10 days of dosing, suggesting TransCon PTH has no anabolic effect

Modest and Only Transient Increase in Serum CTx CTx showed a transient modest increase after repeat daily doses of ≥16 µg/day, less than the sustained increase (100-200%) with daily PTH(1-84) and PTH(1-34) No increase was seen in urine NTx (data not shown)

Phase 1 Trial Safety Summary Generally well-tolerated 2 placebo subjects (vs. 0 active subjects) discontinued due to SAEs 4 subjects experienced SAEs, all of which were unrelated to study drug or placebo SAD: 1 placebo subject (“bacteremia”) (withdrew) 1 active (12 µg) subject (“catheter site phlebitis”) MAD: 1 placebo subject (“catheter site phlebitis”) (withdrew) 1 active (12 µg/day) subject (“post-viral neutropenia”) No PTH antibodies were seen Dose-limiting toxicity (DLT) was not reached in the highest SAD cohort (124 µg) DLT (vasodilatory AEs) was reached in the highest MAD cohort (24 µg/day), in 4/8 (50%) active vs 2/2 (100%) placebo subjects

TransCon PTH: Phase 1 Summary

- Half life of ~60 hours
- Flat, infusion-like profile within the physiological normal concentration range with daily administration
- Dose-dependent increase in serum calcium, decrease in serum phosphate, and suppression of endogenous PTH(1-84)
- Maintained normal urine calcium excretion despite mild hypercalcemia
- Well-tolerated, with no drug-related serious or severe adverse events

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TransCon PTH: Target Profile A sustained-release PTH that produces 24-hour PTH levels within the normal range, similar to continuous pump delivery Remove current standard of care (active vitamin D and calcium) Control hypo- and hypercalcemic episodes Control hypercalciuria Control hyperphosphatemia Normalize bone turnover, leading to a modest decrease (to normal) in trabecular bone mass, and no significant decline in cortical bone mass Absence of an anabolic effect may predict a lower or absent theoretical osteosarcoma risk

TransCon PTH Phase 2 Trial Design

PaTHforward TRIAL

~40 adult subjects with HP currently receiving standard of care (active vitamin D + calcium)



Screening
≤4 weeks
RANDOMIZATION
Blinded Treatment (4 weeks)
TransCon PTH 15 µg/day
TransCon PTH 18 µg/day
TransCon PTH 21 µg/day
Placebo
ALL SUBJECTS
Open-Label Extension
TransCon PTH Titration & SoC Optimization
Stable Dosing
TransCon PTH Individual Dosing (6 – 30 µg/day)

Primary Composite Endpoint (4 weeks)

Proportion of subjects with:

- Normal serum calcium; **AND**
- Normal FeCa (or at least 50% decrease from baseline); **AND**
- Off active vitamin D; **AND**
- Taking ≤1,000 mg/day calcium

Key Secondary Endpoints (4 weeks)

- Primary composite **AND** taking ≤500 mg/day calcium

Additional Endpoints ≥4 weeks

- PRO* measures (HPES: a disease-specific PRO for HP)
- Nephrolithiasis, nephrosclerosis, vascular calcification, ER/urgent care visits and hospitalizations
- BMD and TBS by DXA, bone turnover markers, 24-hour urine calcium excretion (in extension only)

* PRO = patient-reported outcome

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Simple Pen Injector in Phase 2 Simple operation Three multi-use pens with three different strengths (6, 9, 12 µg; 15, 18, 21 µg; 24, 27, 30 µg) Ready-to-use liquid formulation, room temp stability for 14 days Low injection volume (≤0.1 mL) Small (31G), short (5 mm) safety pen needle Key Features Pen injector planned for commercial launch being used in phase 2

TransCon PTH: Highlights

- Phase 1 data support TransCon PTH as a true replacement therapy for HP
- Phase 2 trial initiated in adult HP subjects
  - Randomized placebo-controlled study for approximately four weeks with fixed TransCon PTH doses and titration regimen for complete withdrawal of SoC (active vitamin D and calcium)
  - Validation of disease-specific PRO for use in phase 3 trial
  - Introduction of ready-to-use prefilled pen device in the phase 2 trial
  - Subjects from phase 2 trial expected to enter into a long-term extension trial
- Phase 2 top-line data expected late Q4 2019
- On track to incorporate Asian territories into global phase 3 trial in late 2020

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Hypoparathyroidism: A Story of Unmet Needs Nyssa Noyola VP, Strategic Planning & Project Management

Chronic Hypoparathyroidism: Significant Patient Population

Estimated Prevalence: ~200k in these 4 regions

USA
~70k-112k

- 2013, Powers et. al., Prevalence and Incidence of Hypoparathyroidism in the United States Using a Large Claims Database, JBMR
- 2011, Clarke et. al., Co-morbid Medical Conditions Associated with Prevalent Hypoparathyroidism: A Population-Based Study

Europe
~86k-223k

- 2013, Underbjerg et. al., Cardiovascular and Renal Complications to Postsurgical Hypoparathyroidism: A Danish Nationwide Controlled Historic Follow-up Study
- 2015, The Epidemiology of Nonsurgical Hypoparathyroidism in Denmark: A Nationwide Case Finding Study
- 2016, Astor et. al., Epidemiology and Health-Related Quality of Life in Hypoparathyroidism in Norway

Japan
~25k-32k

- 2016, Suzuki et. al., Factors Associated with Neck Hematoma After Thyroidectomy
- 2018, Interview conducted with Japanese HP expert

South Korea
~12k-13k

- S. Korean ICD-10 codes
- 2018, Interview conducted with S. Korean HP expert

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2019 HP Patient Experience Research (>50 Patients) Engaged Endocrinologists and Patients to Build Deeper Understanding of Hypoparathyroidism Surveyed and interviewed >100 US endocrinologists treating patients with HP, across: Private practice, teaching and non-teaching settings Urban, suburban and rural settings >30 US states Varied patient volumes Treatment preferences: prescribing SoC vs. PTH(1-84) vs. PTH(1-34) 1 Data analyses conducted using transcripts from 42 adult patients with HP, and HP Patient Experience Research also included cognitive debriefing with independent sample of 16 adult patients with HP 2018 HP Survey (>100 Endocrinologists) Interviewed >501 adult patients with HP Patient mix included: Females and males, aged 26-76 Post-surgical and idiopathic HP Suffering from HP for 1-49 years Prescribed SoC and/or PTH replacement therapy

Endocrinologists Acknowledge Unmet Needs Remain1 1 Ascendis Pharma 2018 HP Survey; interviews conducted in Q2 2018; data on file Important Unmet Needs in Management of HP (N=108) “ A single dose of PTH preparation with long-enough half-life so that accidentally missing a dose does not place the patient in the [Emergency Department] in tetany Absence of Long-Acting Therapy “ Urinary calcium and risk of nephrocalcinosis and kidney stones Hypercalciuria “ There is a need for a pathogenetic replacement drug that recapitulates and corrects all aspects of the syndrome, including the hypercalciuria Absence of True Replacement Therapy

>70% of Physicians Indicate Likelihood to Prescribe TransCon™ PTH[1]

Physicians Likely to Prescribe TransCon PTH[2]
(N=108)



100%
80
60
40
20
0
90%
53%
Currently prescribing PTH(1-84)
Currently *not* prescribing PTH(1-84)

Reasons to Prescribe TransCon PTH[3,4]
(n=76)



Other4 2
Storage conditions 13
Safety profile 14
Ease/safety of taking daily injection 14
Ease-of-use/safety of injection device 16
Improvement in bone turnover 18
Improvement in hypercalcemia 20
Dosing flexibility/options 25
Ability to reduce active vitamin D treatment 28
Improvement in quality of life 34
Infusion-like profile lasting 24 hours 36
Ability to reduce calcium supplementation 39
Improvement in hypercalciuria 47
Improvement in hypocalcemia 60
0
20
40
60
# of votes among top 5 reasons

Confirms TransCon PTH target product profile and reinforces significant unmet need

[1] Ascendis Pharma 2018 HP Survey; interviews conducted in Q2 2018; data on file. [2] Respondents who selected 5-7 on 1-7 scale considered "likely to prescribe" TransCon PTH. [3] n=76 includes respondents likely to prescribe TransCon PTH. [4] Other includes Reduce serum phosphorus, Conserve renal function.

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100% of Patients with Hypoparathyroidism Experience Negative Impacts1 1 Poster presented at ENDO 2019 and 2019 Ascendis Pharma HP Patient Experience Research. Impacts on Physical Functioning % of patients (n=42) 95% of Patients Reported Impacts on Physical Functioning Impacts on Daily Life % of patients (n=42) 95% of Patients Reported Interference with Daily Life Psychological Impacts % of patients (n=42) 100% of Patients Reported Psychological Impacts

Vast Majority of Patients Unable to Work or Less Productive Due to HP Symptoms1 1 Poster presented at ISPOR 2019 and 2019 Ascendis Pharma HP Patient Experience Research. Work-Related Impacts Interference with work productivity No longer able to work due to HP symptoms 76% % of patients (n=42) Among those currently employed, 90% reported their HP symptoms interfered with work productivity, most often due to: Ability to perform cognitive tasks Absenteeism Interference with ability to perform physical tasks 45% of patients experienced the economic impacts of a loss of income due to hypoparathyroidism Impact on ability to work

Majority of Patients Remain Unsatisfied with Current Management and Care for HP[1]

71% of Patients
Reported Difficulty[2] in Managing HP

> *"If my calcium level is good, then I might only have paresthesia four or five times a week. If I'm going through a really rough patch...then it will happen daily, several times a day. That's one of the things that can be very frustrating with this disease…it's so poorly controlled.*

64% of Patients
Reported Difficulty to Find Physicians with Sufficient HP Knowledge

> *"I find that doctors don't know much about this and...I have to educate them. I ordered these booklets from the hypoparathyroidism organization…The endocrinologist that I see he does have some patients that have hypoparathyroidism, but it's not the majority of his practice.*

[1] Poster presented at ISPOR 2019 and 2019 Ascendis Pharma HP Patient Experience Research.
[2] Somewhat, A Lot, or Extremely Difficult to Manage Their HP

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Summary of Goals for TransCon PTH TransCon PTH is designed to address all aspects of the disease by restoring physiological levels of PTH throughout the day Normalize serum and urinary calcium, eliminate active vitamin D supplementation and reduce calcium supplementation Address short-term and long-term complications of HP Improve quality of life by minimizing symptoms and impacts of disease Provide patients with easy-to-use, convenient pen injector

TransCon™ CNP: The New Frontier of Growth Biology Kennett Sprogøe, Ph.D. SVP, Innovation and Research

TransCon CNP: The New Frontier of Growth Biology TransCon CNP may provide benefit in several growth disorders — as monotherapy, and potentially in combination with TransCon hGH C-type natriuretic peptide (CNP) is a promising therapeutic target for treating growth failure and dwarfism Inhibits the overactive signalling resulting from both ligand-dependent and independent signalling through the mutated FGFR3 receptor causing achondroplasia Due to its very short half-life (2-3 minutes), CNP has historically not been a druggable target, as prolonged exposure is required for improved growth Phase 1 data support the TransCon CNP Target Product Profile

Achondroplasia: High Morbidity The Application of Clinical Genetics, 2014:7117-125 Up to 85% of patients require intervention for obstructive sleep apnea and respiratory insufficiency 25% of children have hearing loss increasing to > 50% in adulthood 22% have osteotomy 15-30% have fixed kyphotic deformity Up to 28% require cevicomedullary decompression by age 4 10% of children have neurological signs of spinal stenosis 80% of adults have clinical signs and symptoms related to spinal stenosis

Achondroplasia: Higher Mortality Analysis courtesy of Trinity Partners: Trinity Partners Medicare Analysis. Results are preliminary and achondroplasia vs. overall Medicare patients have not been risk adjusted. Preliminary analysis shows among achondroplasia patients a median age of death of 60 years – consistent with the published literature Markedly higher rates of death in these patients compared to the overall Medicare population, especially among patients <70 years

Achondroplasia: Autosomal Dominant Mutation in *FGFR3*

Mutations leading to different Skeletal Dysplasias[1]



FGFR3-related skeletal dysplasia
FGFR3-N540K
-G380R
-R248C
-Y373C
ERK
Hypochondroplasia
Achondroplasia
Thanatophoric dysplasia I
Thanatophoric dysplasia I
88%
FGFR3-K650M
-K650E
ERK
STAT1
SADDAN, Thanatophoric dysplasia I
Thanatophoric dysplasia II
4.9%

Different Conformations of the FGFR3 G380R mutated dimer[2]

Double mutation
2.5 increase in activation in absence of ligand

Wildtype
Ligand-dependent activation



DNA
Mutation

Single mutation
Activation in absence of ligand uncertain

Single mutation
Activation in absence of ligand uncertain

Downstream inhibition required to inhibit ligand-independent signaling

[1] Adapted from: PLoS ONE, 2008, 3(12), e3961
[2] J. Biological Chemistry, 285 pp 30103-30113

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Achondroplasia Signaling Defect is Well Understood1 1Adapted from Current Opin Pediatrics 2010; 22:516-523 TransCon CNP continuously inhibits abnormal FGFR3 signaling, restoring proliferation and differentiation of chondrocytes to rebalance bone growth CNP does not alter the function of FGF receptors or change endogenous levels of FGF ligands, reducing the risk of interfering with normal FGF biology

CNP: Fits Our Unique Algorithm for Innovation To address the overactive FGFR3 signaling pathway, CNP was selected as the most promising target to rebalance growth EFFICACIOUS Correction of phenotypical features in achondroplasia mouse model following continuous exposure to CNP DEMONSTRATED SAFETY SPECIFICITY ACCESS THE GROWTH PLATE Only inhibiting abnormal FGFR3 signaling, and not interfering with other FGF biology Growth plate is an avascular tissue; restricts access from the blood stream Growth plate acting drugs must be systemically tolerated at higher concentrations than for local effects due to diffusion gradient Well-tolerated in clinical trials Overexpression in humans is associated with skeletal overgrowth, with no other associated adversity

TransCon CNP Design



TransCon carrier
TransCon linker
Active CNP
CNP (inactive)
Linker cleavage dependent upon pH and temperature
Receptor
Renal clearance

- TransCon technology is designed to provide effective shielding of CNP:
  - From neutral endopeptidase degradation in subcutaneous tissue and blood compartment
  - Minimize binding of TransCon CNP to the NPR-C receptor
  - Reduce binding of TransCon CNP to the NPR-B receptor in vasculature to avoid hypotension
- CNP liberated from TransCon CNP maintains small enough size to allow penetration into growth plates

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Juvenile Healthy Monkey Growth Study



Tibial growth at 6 months (n=4/group)
Placebo corrected percentage change from baseline
7
6
5
4
3
2
1
0
TransCon CNP 40 µg/kg/week
TransCon CNP 100 µg/kg/week
CNP Analogue* Daily Dosing 140 µg/kg/week (20 µg/kg/day)

- Demonstrated dose-proportional tibial linear growth; ulnar growth consistent
- TransCon CNP induced a more robust growth response compared to daily administration of CNP, despite being administered at a 40% lower dose

* Refers to a synthesized molecule with a half-life of ~20 mins prepared by Ascendis Pharma

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Phase 1 Trial Design

45 healthy adult male subjects
TransCon CNP vs. placebo (4:1 randomization)

Each dose tested sequentially starting at lowest dose[1]

Up to 10 subjects randomized in each dose cohort in a blinded manner

3 µg/kg → 10 µg/kg → 25 µg/kg → 75 µg/kg → 150 µg/kg

Data Safety Monitoring Board (DSMB) reviews blinded data after each dose cohort and approves escalation to next dose

Dosing assignments unblinded after DSMB review

Primary Endpoint

- Frequency of adverse events (AEs) reported after administration of TransCon CNP

Secondary/Exploratory Endpoints

- Safety parameters and local tolerability assessment
- Pharmacokinetic parameters
- Other exploratory endpoints

[1] 300 µg CNP/kg cohort was deemed not clinically relevant based on emerging pharmacokinetic data from previous cohorts and therefore not dosed.

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Dose Proportional CNP Exposure For 1 Week 1 CNP measured as CNP-38 Hours CNP1 (pM) (Mean ±SEM) 150 µg/kg 75 µg/kg 25 µg/kg 10 µg/kg AUCt CNP1 (h*pM) Dose CNP (µg/kg) 150 µg/kg 75 µg/kg 25 µg/kg 10 µg/kg Dose proportional increase in CNP exposure suggests ability to titrate dosing Phase 1 showed effective CNP t1/2 of approximately 120 hours (native CNP t1/2 of 2-3 minutes) TransCon CNP 10, 25, 75 and 150 µg/kg (n=5-8/group)

Dose Dependent cGMP1 Response Demonstrated Receptor Engagement For 7 Days cGMP is a secondary messenger of NPR-B activation by CNP cGMP levels correlate with TransCon CNP PK profile 1 cGMP=cyclic guanosine monophosphate.. Fold change from baseline

No Downregulation of Endogenous CNP Production The amino-terminal propeptide (NTproCNP1) of CNP is a marker of endogenous CNP biosynthesis Across dose cohorts, no changes in NTproCNP levels were observed upon exposure No impact on CNP biosynthesis observed following single dose administration of TransCon CNP in healthy adults 1 NTproCNP=N-Terminal Pro CNP

Mean Resting Blood Pressure Unchanged from Predose1 1 3.0 and 10 μg/kg dose levels are not represented. Data from these cohorts are consistent with placebo. Change in systolic blood pressure Change in diastolic blood pressure

TransCon CNP: Well-tolerated Safety Profile No serious AEs were reported in the trial TransCon CNP was generally well tolerated at doses up to 150 µg/kg No anti-CNP antibodies detected in any subjects Mean resting blood pressure and heart rate were unchanged from pre-dose at all time points, in all cohorts Mean orthostatic changes in vital signs appear unrelated to TransCon CNP exposure; consistent between placebo and TransCon CNP cohorts Injections were well tolerated in all dose cohorts

ACHieve Ongoing and Enrolling A global natural history study of ~200 children <8 years with achondroplasia (ACH) Evaluates height velocity, body proportionality and comorbidities Establishes relationships with study sites worldwide, paving the way for potential future TransCon CNP clinical trials Twenty sites selected: Australia, Austria, Canada, Germany, Ireland, Italy, Portugal, Spain, Switzerland, UK, and US Site qualification ongoing in other potential countries

TransCon CNP: Preliminary Phase 2 Trial Design

ACcomplisH TRIAL

Up to 60 children (ages 2 – 10 years) with achondroplasia

TransCon CNP vs. placebo (3:1 randomization)

12 subjects randomized in each dose cohort in a blinded manner

6 µg/kg → 20 µg/kg → 50 µg/kg → 100 µg/kg → >100 µg/kg[1]

Data Monitoring Committee reviews blinded data after each dose cohort

Extension trial to evaluate safety and efficacy

Primary Endpoint

- Annualized height velocity, as measured after 12 months of weekly TransCon CNP treatment

Key Secondary Endpoints

- Change in body proportionality (upper to lower body segment ratio), as measured after 12 months of weekly TransCon CNP treatment
- Change in body mass index (BMI), as measured after 12 months of weekly TransCon CNP treatment
- Patient reported outcome (PRO) measures

[1] Dose to be determined. If needed, based on emerging data.

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Expanding the Treatment Paradigm in Growth Disorders TransCon hGH and TransCon CNP represent potential best-in-class product opportunities that we believe can be combined to improve treatment of growth disorders Several growth disorders may benefit from combination therapy, including skeletal dysplasias, idiopathic short stature (ISS) and small for gestational age (SGA)

Growth Biology: Rationale for Combination Effects of Different Pathways



Growth plate zones
Reserve
Proliferative
Prehypertrophic
Hypertrophic
Apoptotic
Metaphysis
New bone
Bone marrow

Williams GR, Eur Thyroid J 2013;2:3

hGH acts directly on pre-chondrocytes in the growth plate, driving differentiation into chondrocytes required for sustained growth. hGH also stimulates local production of IGF-1

IGF-1 stimulates chondrocyte proliferation, hypertrophy and survival

CNP stimulates chondrocyte proliferation, hypertrophy, differentiation, and increases in extracellular matrix formation

Sources: Endocrine Reviews 1987 8 426–438. Endocrine Connections (2018) 7, R212–R222. J Mol Endocrinol. 2014; 53(1): T1–T9.

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Additive Effects of hGH and TransCon CNP



Growth hormone deficient rats (hypophysectomized) were dosed growth hormone (hGH), TransCon CNP, hGH + TransCon CNP or placebo
Body weight gain (g)
15
10
5
0
-5
0
2
4
6
8
10
12
14
Days
TransCon CNP + hGH
TransCon CNP
hGH
Placebo

Additive effect of combining of TransCon CNP and hGH consistent with stimulation of different signaling pathways in the growth plate

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TransCon CNP: Highlights

- TransCon CNP phase 1 data reproduced PK profile and cardiovascular safety from preclinical studies, providing continuous CNP exposure over seven days with a single subcutaneous administration
  - Continuous CNP exposure at target levels is important for balancing the CNP/FGFR3 pathways and normalizing growth
  - Generally well tolerated across all cohorts
  - No anti-CNP antibodies in any subject
- Potential for a significant impact on patients' lives, not only affecting height but also addressing many comorbidities associated with achondroplasia
- ACHieve STUDY (natural history study) ongoing; initiation of phase 2 ACcomplisH TRIAL expected Q3 2019
- Potential to expand into other growth disorders as monotherapy and combined with TransCon hGH
- Multiple patent concepts provide potential protection into 2037

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TransCon PTH & TransCon CNP Summary and Q&A

TransCon PTH: Developing a True Replacement Therapy

- Phase 1 data support infusion-like profile of TransCon PTH as a true replacement therapy for HP, building on established approach to treat short-term symptoms and long term complications
- PaTH Forward phase 2 trial initiated in adult HP subjects with simple ready-to-use injector pens, followed by long-term extension trial; top-line data expected Q4 2019
- On track to initiate global phase 3 trial in H2 2020 in North America, Europe and Asia
- >70% of endocrinologists[1] indicated likelihood to prescribe TransCon PTH if approved
- ~65% of patients reported difficulty finding physicians with sufficient HP knowledge; disease education needed
- Disease burden validates potential market opportunity for TransCon PTH as potential best-in-class therapy for solving unmet need

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[1] Ascendis Pharma 2018 HP Survey; interviews conducted in Q2 2018; data on file

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TransCon CNP: Pursuing New Frontier of Growth Biology

- Patients with achondroplasia (ACH) suffer numerous comorbidities, shorter lifespan and reduced quality of life; no FDA-approved therapy exists
- Selected CNP as preferred mode of action to treat disease, given necessity for downstream inhibition
- Preclinical findings and phase 1 data support TransCon CNP as providing continuous CNP exposure to balance CNP/FGFR3 pathways and restore growth
- Phase 1 data also demonstrated safety: well-tolerated with no serious AEs, no impact on blood pressure or heart rate, no downregulation of endogenous CNP production, and no anti-CNP antibodies
- Potential for significant impact on patients' lives, affecting height and many comorbidities associated with disease
- ACHieve natural history study enrolling; initiation of ACcomplisH phase 2 trial expected Q3 2019
- Potential to pursue other growth disorders as monotherapy and in combination with TransCon hGH

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Q & A

Oncology Juha Punnonen, MD, PhD SVP, Head of Oncology

Today's Agenda

9:00-9:05 a.m.	Welcome & Agenda Overview Scott T. Smith	10:50-11:20 a.m.	TransCon PTH David Karpf, M.D. & Nyssa Liebermann Noyola
9:05-9:15 a.m.	Vision 3x3 Jan Møller Mikkelsen	11:20-11:35 a.m.	TransCon CNP Kennett Sprogøe, Ph.D.
9:15-9:30 a.m.	TransCon Platform & Product Innovation Kennett Sprogøe, Ph.D.	11:35-11:45 a.m.	Q&A: TransCon PTH & TransCon CNP
9:30-10:05 a.m.	TransCon hGH Jonathan Leff, M.D.	11:45-12:05 p.m.	**Introducing Oncology** Jan Møller Mikkelsen & Juha Punnonen, M.D., Ph.D.
10:05-10:15 a.m.	Connected Healthcare Platform Thomas Ørts Pedersen	12:05-12:20 p.m.	**IO & IT Treatments: Challenges & Promise** Ezra Cohen, M.D.
10:15-10:30 a.m.	Commercialization Update Tom Larson	12:20-12:40 p.m.	**Oncology Product Candidates** Juha Punnonen, M.D., Ph.D.
10:30-10:40 a.m.	Q&A: TransCon hGH	12:40-12:50 p.m.	**Q&A: Oncology**
10:40-10:50 a.m.	Break	12:50-1:00 p.m.	**General Q&A & Closing Remarks** Jan Møller Mikkelsen

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Vision in Oncology Create best-in-class oncology therapies by applying systemic and intratumoral TransCon™ technologies for clinically validated pathways Improve outcomes upon validated mechanisms that are currently limited by suboptimal efficacy and systemic toxicity Apply Ascendis’ unique algorithm for product innovation to oncology development Build a diversified high-value pipeline addressing multiple indications File first IND (or equivalent) in 2020 Enable rapid path to global commercialization, including through mutually-beneficial collaborations as needed

Positioned to Make a Dramatic Impact in Oncology Aiming to apply TransCon technologies to clinically validated mechanisms to develop differentiated and potentially best-in-class products Large number of validated oncology targets with known limitations Applicable for diverse drug classes and mechanisms of action Enable both systemic and intratumoral (IT) approaches Potential to enable superior efficacy of small molecules, peptides, proteins without increased toxicity by prolonging therapeutic levels Expected Impact of TransCon Technologies Time Concentration Parent Drug TransCon Toxicity Efficacy

TransCon Has the Potential to Address the Toxicity Challenges Associated with Multi-agent Combination Treatments 1 N Engl J Med 2015, 372(21);1673-1682. 2 J Clin Oncol 2017, 35:7; 785-792. 3 N Engl J Med 2018, 378(22); 2078-2092. 4 N Engl J Med 2019; 380; 1116-1127. 5 N Engl J Med 2017; 377(14);1345-1356. 6 AE = adverse event. 7 TRAE = treatment related adverse event PD-1 mono-therapy1,2 PD-1 + chemotherapy3 PD-1 + VEGF-TKI4 PD-1 + CTLA-45 Grade 3 or 4 AE6 10% 67% 76% 59% (TRAE7) AEs leading to discontinuations 2 – 12% 20% 30% 39% Combinations Have Gained Recent FDA-Approvals, while Combination Toxicity and Treatment Discontinuations are Limiting Success TransCon technologies have the potential to enable new multi-agent combinations with lower toxicity than feasible with approved approaches Tang et al., Ann Onc, 2018 Large Number of Combination Trials Ongoing

Potential to Broadly Facilitate in Anti-tumor Responses: *TransCon Immunity Cycle*



TransCon: Sustained systemic delivery



TransCon Technology
3
T cell priming and activation
4
Trafficking of immune cells to tumors
5
Infiltration of immune cells into tumors
6
Recognition of cancer cells by T-cells
7
Killing of cancer cells
1
Release of cancer cell antigens
2
Cancer antigen presentation
Lymph Node
Blood Vessels
Tumor Microenvironment
TransCon Technology



TransCon: Sustained intratumoral delivery

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Differentiated Product Opportunities via Systemic or IT Routes



TransCon IL-2 β/γ

- Designed to preferentially activate $CD8^{+}$ T and NK cells relative to Treg cells
- TransCon sustained systemic delivery



TransCon TLR 7/8 Agonist

- Designed to enhance innate immune response and antigen presentation
- TransCon sustained intratumoral delivery

TransCon VEGF-TKI

- Designed to modulate tumor microenvironments to facilitate immune response
- TransCon sustained intratumoral delivery

IL-2 = Interleukin-2; image adapted from Ring et al., Nat Immunol, 13: 1187, 2012; TLR = Toll-like Receptor; VEGF-TKI = Vascular Endothelial Growth Factor-Tyrosine Kinase Inhibitor

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Product Candidates in Oncology IL-2 Selective for the IL-2Rb/g TransCon IL-2 b/g

Opportunity for TransCon IL-2 β/γ

Efficacy
- Sustained release of IL-2 with selectivity for β/γ receptor is needed to improve exposure and activation of CD8+ T cells and NK cells relative to Tregs

Safety
- Sustained release of selective IL-2 expected to avoid high Cmax and reduce risk of vascular leak syndrome

New Indications
- Improved tolerability is needed to enable more aggressive combination approaches
- Potential efficacy across multiple indications

TransCon IL-2 β/γ



Designed to achieve optimal ***receptor binding*** and ***exposure profile*** for ***superior efficacy and tolerability***

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IL-2: Validated Cytokine with Suboptimal Receptor Binding and PK Properties Several IL-2 approaches in development To our knowledge, none have fully solved both shortcomings of IL-2 Suboptimal receptor binding Two receptors: IL-2Ra/b/g and IL-2Rb/g a/b/g receptor activates Tregs and endothelial cells, reducing efficacy and increasing risk of capillary leak syndrome Suboptimal PK Short half life of IL-2 (~1.5 h) High Cmax and pulsatile dosing drive adverse events

Next Generation IL-2: Designed for Desired Receptor Binding and Exposure

1 Prevent IL-2Rα binding to selectively activate β/γ receptor


IL-2
IL-2
X
IL-2Rα
(CD25)
α
β
γ
β
γ

Promotes Treg

Limit anti-tumor responses

Promotes CD8+

Promote anti-tumor responses

2 Generate a product with long-lasting exposure avoiding high Cmax


Desired Exposure Profile for TransCon IL-2 β/γ
Parent Drug
Toxicity
Concentration
TransCon
Efficacy
Time

153

Figure adapted from Onur et al., Biomed Intell, 2019

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Design of IL-2 b/g: Site-selective PEGylation for Permanent Receptor Selectivity and Optimized Potency Introduction of cysteine at a-binding site of IL-2 Site-selective permanent conjugation of small (<10kDa) PEG molecule results in selective binding to IL-2Rb/g Generation of IL-2 Variant Blocking a-binding IL-2 (gold) with IL-2 alpha-receptor (grey) Permanent PEG attachment at a-binding site PEG

Design of TransCon IL-2 β/γ



TransCon carrier
TransCon linker
IL-2 β/γ (inactive)
Linker cleavage dependent upon pH and temperature
Active IL-2 β/γ
Receptor
Renal clearance

TransCon Technology designed to generate long-acting, permanently receptor selective TransCon IL-2 β/γ

- ✓ Prevent IL-2Rα binding to selectively activate β/γ receptor
- ✓ Sustained, long-lasting exposure utilizing the TransCon hGH linker and carrier, predicted to have a half-life in humans of 2-3 days

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Permanently PEGylated IL-2 b/g Demonstrated Low Binding to IL-2Rα, while Retaining Binding to IL-2Rb IL-2 b/g Binding to IL-2R a-chain Binding to IL-2R b-chain Wild-type IL-2 (aldesleukin seq) Receptor selectivity confirmed in cell-based assays, including primary human Tregs and CD8+ T cells -5 0 5 10 15 20 25 -100 0 100 200 300 400 500 600 700 800 Concentration range 1 – 100 nM Resonanse Units Time [s] -2 0 2 4 6 8 10 12 14 16 18 20 -100 0 100 200 300 400 500 600 700 800 Concentration range 30 – 500 nM Resonanse Units Time [s] -2 0 2 4 6 8 10 12 14 16 18 20 -100 0 100 200 300 400 500 600 700 800 Concentration range 100 – 2,000 nM Resonanse Units Time [s] -5 0 5 10 15 20 25 -100 0 100 200 300 400 500 600 700 800 Concentration range up to 300 nM Time [s] Resonanse Units

TransCon IL-2 β/γ Expanded and Activated CD8⁺ T cells and NK Cells *in vivo* in Mice

TransCon IL-2 β/γ Expanded CD8⁺ T cells and NK Cells *in vivo*



CD8⁺ T cells
% CD8⁺ of T cells (Day 4)
0
10
20
30
40
50
Control
20ug
60ug
TransCon IL-2 β/γ
NK cells
% NK of CD3⁻ cells (Day 4)
0
20
40
60
80
Control
20ug
60ug
TransCon IL-2 β/γ

TransCon IL-2 β/γ Activated Both CD8⁺ T cells and NK cell *in vivo*



CD8⁺ T cells
NK cells
% Granzyme B⁺ cells (Day 4)
0
25
50
75
100
Control
20ug
60ug
Control
20ug
60ug
TransCon IL-2 β/γ
TransCon IL-2 β/γ

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Single Dose of TransCon IL-2 b/g Increased Levels of Circulating CD8+ T cells and NK cells in Cynomolgus Monkeys Compound Name Sex/Weight Dose (mg/animal) Dosing frequency TransCon IL-2 b/g M/9.2 kg M/8.9 kg M/9.0 kg 0.5 1.0 1.5 Once on Day 0

TransCon IL-2 β/γ Preferentially Expanded $CD8^+$ T cells Relative to Treg cells in Cynomolgus Monkeys

Three doses of Aldesleukin IV (0.4 mg/animal/dose) | Single Dose of TransCon IL-2 β/γ IV (0.5 – 1.5 mg/animal)



Absolute Count (Mean)/µL
5000
4000
3000
2000
1000
0
CD8 *
CD4
Treg
CD8
CD4
Treg
-2.5
0.0
2.5
5.0
7.5
10.0
-2.5
0.0
2.5
5.0
7.5
10.0
Time Day

TransCon IL-2 β/γ well tolerated:

- No dose-limiting toxicity
- No changes in clinical chemistry parameters (albumin, globulin, creatinine, ALT, AST, bilirubin)

Compound Name	Sex /Weight	Dose (*mg/animal*)	Dosing frequency
Aldesleukin	M/8.3 kg M/8.2 kg	0.4 0.4	Days 0, 1, 2 Days 0, 2, 4
TransCon IL-2 β/γ	M/9.2 kg M/8.9 kg M/9.0 kg	0.5 1.0 1.5	Once on Day 0

*Numbers of peripheral blood $CD4^+$ T cells, $CD8^+$ T cells, and Treg cells ($CD4^+$, $CD25^+$, $FOXP3^+$) were analyzed by flow cytometry. Linear regression line with 95% confidence intervals is shown.

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TransCon IL-2 β/γ - Summary

- Designed to fully solve the limitations of IL-2
  - Optimized receptor binding and exposure
  - Selective activation of IL-2Rβ/γ observed
  - Potent expansion and activation of $CD8^+$ T cells and NK cells *in vivo*
  - Preferential activation of $CD8^+$ T cells relative to Tregs observed in cynomolgus monkeys with a single dose
  - TransCon IL-2 β/γ was well-tolerated with no dose limiting toxicity and no clinical chemistry parameters measured
- Potential for best-in-class IL-2 molecule across multiple tumor types

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Immunotherapy of cancer and intratumoral treatments: challenges and promise Ezra E. Cohen, MD

Allows direct administration of agent to cellular targets Avoidance of systemic toxicity – greater therapeutic window Can avoid immune tolerance Rationale for Intra-tumoral Injection

Local Immune Activation and Systemic Tumor-Cell Killing by Activated CD8+ T Cells in Patients Injected With "Drug-X"


Metastases
(eg, in lung
and liver)
Lymph
nodes
Tumor
1
Local
effect
Recruitment and
activation of
dendritic cells
Drug X injection site

Toda M, et al. *Mol Ther.* 2000;2(4):324-239. Hawkins LK, et al. *Lancet Oncol.* 2002;3(1):17-26. Varghese S, et al. *Cancer Gene Ther.* 2002;9(12):967-978. Dranoff G. *Oncogene.* 2003;22(20):3188-3192. Liu BL, et al. *Gene Ther.* 2003;10(4):292-303. Eager R, et al. *Mol Ther.* 2005;12(1):18-27. Hu JC, et al. *Clin Cancer Res.* 2006;12(22):6737-6747. Fukuhara H, et al. *Curr Cancer Drug Targets.* 2007;7(2):149-155. Finn O. *N Engl J Med.* 2008;358(25):2704-2715. Melcher A, et al. *Mol Ther.* 2011;19(6):1008-1016. Sobol PT, et al. *Mol Ther.* 2011;19(2):335-344. Palucka K, et al. *Nat Rev Cancer.* 2012;12(4):265-277. Senzer NN, et al. *J Clin Oncol.* 2009;27(34):5763-5771. Clough KB, et al. *Ann Surg Oncol.* 2010;17(5):1375-1391. Andtbacka RH, et al. *J Clin Oncol.* 2013;31(suppl): Abstract LBA9008.

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Metastases
(eg, in lung
and liver)
Lymph
nodes
2
Tumor
Lymph node
Activation of
CD8⁺ T cells
Local
effect
Recruitment and
activation of
dendritic cells
Drug X injection site

Toda M, et al. *Mol Ther.* 2000;2(4):324-239. Hawkins LK, et al. *Lancet Oncol.* 2002;3(1):17-26. Varghese S, et al. *Cancer Gene Ther.* 2002;9(12):967-978. Dranoff G. *Oncogene.* 2003;22(20):3188-3192. Liu BL, et al. *Gene Ther.* 2003;10(4):292-303. Eager R, et al. *Mol Ther.* 2005;12(1):18-27. Hu JC, et al. *Clin Cancer Res.* 2006;12(22):6737-6747. Fukuhara H, et al. *Curr Cancer Drug Targets.* 2007;7(2):149-155. Finn O. *N Engl J Med.* 2008;358(25):2704-2715. Melcher A, et al. *Mol Ther.* 2011;19(6):1008-1016. Sobol PT, et al. *Mol Ther.* 2011;19(2):335-344. Palucka K, et al. *Nat Rev Cancer.* 2012;12(4):265-277. Senzer NN, et al. *J Clin Oncol.* 2009;27(34):5763-5771. Clough KB, et al. *Ann Surg Oncol.* 2010;17(5):1375-1391. Andtbacka RH, et al. *J Clin Oncol.* 2013;31(suppl): Abstract LBA9008.

164

UC San Diego Health

Systemic effect
Tumor-cell killing
Distant tumor site
Metastases (eg, in lung and liver)
3
Lymph nodes
3
Tumor
Lymph node
Activation of CD8⁺ T cells
Local effect
Recruitment and activation of dendritic cells
Drug X injection site

Toda M, et al. *Mol Ther.* 2000;2(4):324-239. Hawkins LK, et al. *Lancet Oncol.* 2002;3(1):17-26. Varghese S, et al. *Cancer Gene Ther.* 2002;9(12):967-978. Dranoff G. *Oncogene.* 2003;22(20):3188-3192. Liu BL, et al. *Gene Ther.* 2003;10(4):292-303. Eager R, et al. *Mol Ther.* 2005;12(1):18-27. Hu JC, et al. *Clin Cancer Res.* 2006;12(22):6737-6747. Fukuhara H, et al. *Curr Cancer Drug Targets.* 2007;7(2):149-155. Finn O. *N Engl J Med.* 2008;358(25):2704-2715. Melcher A, et al. *Mol Ther.* 2011;19(6):1008-1016. Sobol PT, et al. *Mol Ther.* 2011;19(2):335-344. Palucka K, et al. *Nat Rev Cancer.* 2012;12(4):265-277. Senzer NN, et al. *J Clin Oncol.* 2009;27(34):5763-5771. Clough KB, et al. *Ann Surg Oncol.* 2010;17(5):1375-1391. Andtbacka RH, et al. *J Clin Oncol.* 2013;31(suppl): Abstract LBA9008.

105

UC San Diego Health

Access Limits patient population or requires interventional expertise Need for relatively frequent and regular injections Potential for vascular injury Challenges for Intra-tumoral Injection

TLR agonists

Methods Cohen E, et al. Abstract 3560 Phase 1b/2 Trial (SYNERGY-001/KEYNOTE-184) Patients: Advanced/metastatic head and neck squamous cell carcinoma Prior anti-PD-1/PD-L1 naïve ECOG performance status of 0 or 1 At least one injectable lesion Study Treatment: Two dose levels were assessed: 8 mg one lesion and 2 mg per lesion up to 4 lesions Pembrolizumab was administered IV (200 mg Q3W) Primary Endpoint: Objective response rate by RECIST v1.1 Secondary Endpoints: Safety and tolerability, progression-free survival, duration of response, and immunophenotype of the tumor microenvironment SCREENING TREATMENT TREATMENT 0 1 2 3 4 6 9 12 15 18 21 24 0 1 2 3 4 6 9 12 15 18 21 24……..... CT CT CT Biopsy Biopsy Biopsy Biopsy Pembrolizumab Weeks SD-101 Weeks 51

8 mg 2 mg mITT patients, n* 22 2 Objective response rate, n (%) 6 (27.3) 95% confidence interval (16, 56) Best overall response, n (%) Complete response 0 Partial response 6 (27.3) Stable disease 4 (18.2) 2 (100) Progressive disease 10 (45.5) Time to response (months) Median (min, max) 2.1 (2.0, 4.2) Duration of response (months) Median (min, max) 3.6+ (0.0, 6.9) * mITT: excluding patients on treatment but did not yet have their first Ct scan and tumor assessment PD-L1 Expression Data and Efficacy, 8 mg Objective Response Rate Subject Dose (mg) BOR TPS 1 8 PD 0 2 8 PD 0 3 8 PR <1 5 8 SD 2 6 8 PD 5 7 8 PD 10 8 8 PD 10 9 8 PD 15 10 8 PR 30 11 8 PR 40 12 8 PD 60 14 8 PR 90 15 8 PD 95 PD-L1 negative PD-L1 positive TPS: tumor proportion score; additional PD-L1 expression data pending Efficacy Cohen E, et al. Abstract 3560

Percent Change From Baseline for Target Lesions, 8 mg Cohen E, et al. Abstract 3560

STING

STING is a central mediator in the cytosol for activating innate immunity in response to nucleic acids Stimulator of Interferon Genes Discovered from expression cloning using IFN-β reporter ER resident cytosolic PAMP and indirect DAMP (DNA Damage Sensor) Potent antiviral activity Required for innate immune-sensing of cytosolic DNA STING Agonists ER, endoplasmic reticulum Ishikawa H, et al. Nature. 2008;455(7213):674-678.

Presented By Funda Meric-Bernstam at 2019 ASCO Annual Meeting

Presented By Funda Meric-Bernstam at 2019 ASCO Annual Meeting

Presented By Funda Meric-Bernstam at 2019 ASCO Annual Meeting

Cytokines

Oncolytic Viruses

Selective viral replication in tumor tissue Systemic tumor-specific immune response Death of distant cancer cells Local Effect: Virally-Induced Tumor Cell Lysis Systemic Effect: Tumor-Specific Immune Response T-VEC: An HSV-1–Derived Oncolytic Immunotherapy Designed to Produce Local and Systemic Effects GM-CSF, granulocyte-macrophage colony- stimulating factor; HSV, herpes simplex virus Kaufman HL, et al. J Clin Oncol. 2014;32(Suppl): Abstract 9008a.

OPTiM Phase III Trial (005/05)


Injectable, unresectable stage IIIB-IV melanoma
Randomization
2:1 (T-VEC:GM-CSF)
T-VEC
Intralesional
$\leq$4 mL x 10^6 pfu/mL once, then after 3 weeks $\leq$4 mL x 10^8 pfu/mL q2w
GM-CSF
Subcutaneous
125 µg/m^2 qd x 14 days of every 28-day cycle
Primary endpoint: durable response rate (DRR)[b]
Stratification:
1. Disease substage
2. Prior systemic treatment
3. Site of disease at first recurrence
4. Presence of liver metastases
Planned
N = 430

Primary endpoint: DRR: rate of CR or PR that began at any point within 12 months of initiation of therapy and lasted continuously for 6 months or longer[a]

Secondary endpoints: Overall survival (OS), objective overall response rate (ORR; CR + PR), safety

[a]Determined using modified WHO criteria by an independent, blinded endpoint assessment committee. [b]Patients were to remain on treatment for at least 24 weeks despite progression (unless intolerable adverse events [AEs] or investigator decision to start new therapy)

182 Andtbacka RHI, et al. *Ann Surg Oncol.* 2014;21(Suppl 1): Abstract 52. Andtbacka RHI, et al. *J Clin Oncol.* 2015;33(25):2780-2788.

UC San Diego Health

64% of Injected Lesions Responded to T-VEC -100 -50 0 50 100 150 200 Percentage Change From Baseline 1361 (64.3%) 436 (20.6%) 319 (15.1%) 2116 (100%) Total n (%) No. of lesions: -100% to ≤-50% >-50% to <25% ≥25% Tumor area change: CR: 995 (47.0%) PR: 366 (17.3%) Andtbacka RH, et al. Ann Surg Oncol. 2014;21(Suppl 1): Abstract 52.

34% of Noninjected, Nonvisceral Lesions Responded to T-VEC



Percentage Change From Baseline
200
150
100
50
0
-50
-100
CR: 212 (21.6%)
PR: 119 (12.1%)

				Total n (%)
No. of lesions:	338 (34.5%)	312 (31.8%)	331 (33.7%)	981(100%)
Tumor area change:	≥25%	>-50% to <25%	-100% to ≤-50%	

184 Andtbacka RH, et al. *Ann Surg Oncol.* 2014;21(Suppl 1): Abstract 52.

UC San Diego Health

15% of Visceral Lesions Responded to T-VEC 27 (15.3%) 47 (26.6%) 103 (58.2%) 177 (100%) Total n (%) No. of lesions: ≥25% >-50% to <25% -100% to ≤-50% Tumor area change: -100 -50 0 50 100 150 200 Percentage Change From Baseline CR: 16 (9.0%) PR: 11 (6.2%) Andtbacka RH, et al. Ann Surg Oncol. 2014;21(Suppl 1): Abstract 52.

Preclinical and clinical evidence supports induction of immune tumor infiltration and necrosis with multiple intratumoral approaches (oncolytic virus, TLR agonist, etc) Mechanism of action and clinical responses in noninjected tumors indicate that there is a systemic antitumor effect New treatment paradigms and technologies are needed to further improve efficacies and expand patient populations who benefit Conclusions

Product Candidates in Oncology TransCon TLR 7/8 Agonist

Potential to Transform Efficacy, Safety and Practicality of Intratumoral Treatments Days/Weeks Concentration Long tumor Exposure Systemic Exposure Mins/Hours Concentration Short tumor Exposure Systemic Exposure Transient effect in tumor* Lower systemic toxicity Sustained potent activity in the tumor Minimized systemic toxicity Parent drug IT TransCon drug IT * Example: STING agonist “plasma half-life ranging from 8 to 28 min” (Meric-Bernstam, ASCO, 2019) TransCon expected to provide weeks of drug exposure in the tumor, with minimal systemic toxicity

TransCon IT Designed for Systemic Anti-tumor Effects Adapted from Yeo et al, Front. Immunol., 2017; and Marabelle et al., Ann Onc, 2017 Designed to Enable Immune Priming in the Draining Lymph Nodes Cytotoxic T effector Cells Primed in Lymph Nodes Migrate to Distant Organs to Target Metastatic Cells

Efficacy Sustained exposure is needed to enhance activation in the tumor Reduce risk of reaching super-high “ablative” levels Safety Systemic toxicity dose-limiting with current approaches tolerated Infrequent dosing expected to improve practicality and reduce injection-related complications New Indications Patients on poorly tolerated combos Hard-to-inject tumors that cannot be injected frequently enough with alternative approaches Opportunity for TransCon TLR 7/8 Agonist Designed for tumor-localized, sustained release with minimal systemic exposure aiming for superior efficacy TransCon TLR 7/8 Agonist

TLRs: Innate Immune Sensors of "Danger" Associated with Pathogens or Cell Death

Toll-like receptors:

- Receptors for Pathogen- or Danger- (cell death) Associated Molecular Patterns
- Elevate proinflammatory cytokines: IL-12, IFNs, TNF-a, IL-1, chemokines
- Enhance antigen presentation: upregulated MHCII, costimulatory molecules (e.g. CD80/86)



Resiquimod Activates both Conventional Dendritic Cells (DC) and Plasmacytoid DCs
Resiquimod
MPL/GLA
TLR4
cDC
TLR8
TLR7
pDC
Flagellin
TLR5
TLR9
Poly I:C/Poly A:U
TLR3
CpG ODN
IFN-α
IL-12

Adapted from Vasilakos & Tomai, Exp Rev Vaccines, 2013

TLRs activate several key pathways critical in host defense against tumors

191

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Clinical Validation on Several TLR Agonists and IT Treatments References: Prescribing Information for TICE® BCG, Aldara®, Imlygic®; Rook et al., Blood 2015 126:1452-1461 Intravesical BCG bacilli (TLR 2 and 4 agonist) approved for superficial bladder cancer Topical TLR 7 agonist, imiquimod, approved for basal cell carcinoma TLR 7/8 agonist, resiquimod, demonstrated efficacy in cutaneous T cell lymphoma Intratumoral T-VEC, talimogene laherparepvec, approved in advanced melanoma Several ongoing clinical trials with TLR agonists in combination with checkpoint blockade and/or cytokines

Resiquimod transiently conjugated to TransCon Hydrogel carrier, designed to provide sustained local release of unmodified parent drug Designed to provide sustained activation of tumoral myeloid lineages driving tumor antigen release/presentation and induction of immune stimulatory cytokines Linker cleavage dependent on pH and temperature Local depot of drug loaded TransCon Hydrogel Resiquimod Loaded onto TransCon Hydrogel for Intratumoral Sustained Delivery

Sustained Release of Resiquimod over 4 Weeks in Rats Following *Subcutaneous* Administration



100000
10000
1000
100
10
Serum concentration of resiquimod (pg/mL, mean ± SD)
0
100
200
300
400
500
600
700
800
Time (hours)
Parent drug (resiquimod, 25 ug)
TransCon TLR 7/8 (25 ug)

Parent Drug:
$T_{1/2}$ = ~10 h

TransCon TLR 7/8:
$T_{1/2}$ = ~250 h

- Subcutaneous injection of 25 ug (resiquimod equivalent, ~0.075 mg/kg) in Wistar Rats

TransCon technology enables 25-fold increased half-life and avoids high Cmax

194

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Sustained Release of Resiquimod for Weeks Following *Intratumoral* Administration in Mice



Plasma concentration of resiquimod (pg/mL, mean±SD)
10000
1000
100
10
1
0
100
200
300
400
Time (hours)
TransCon TLR 7/8 IT:
$T_{1/2}$ = ~280 hours
(~12 Days)
20 µg IT
5 µg IT



IT injection of
TransCon TLR 7/8 Agonist
Weeks

- A single 5 or 20 ug IT dose into CT26 tumors (~0.25 mg/kg or 1 mg/kg)
- The plasma concentration-time profiles were modeled simultaneously with a unified set of parameters

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Single Dose of TransCon TLR 7/8 Agonist Provided Potent Tumor-growth Inhibition with Minimal Increase in Cytokines

More Potent Tumor Growth Inhibition by TransCon TLR7/8 than Comparable Dose of Resiquimod


Vehicle
Resiquimod (20 ug IT)
TransCon TLR 7/8 (20 ug IT)
Absolute tumor volume
(mm³, mean ±SEM))
1500
1000
500
0
0 2 4 6 8 10 12 14
Days post single IT injection (CT26)

Lower Systemic Cytokine Release by TransCon TLR 7/8 than Comparable Dose of Resiquimod


TNF-α
TransCon Vehicle
TransCon TLR 7/8 (20 ug IT)
Resiquimod (20 ug IT)
Concentration (pg/mL)
Hours post-dose
IL-6
IFN-γ
CCL2 / MCP-1

TransCon TLR 7/8 Agonist has the potential to provide more potent anti-tumor benefits without dose-limiting toxicity, as IL-6 and TNF-α associate with cytokine release syndrome and sepsis in patients

196

Gullo et al., Front Biosci, 2010; Norelli et al., Nat Med, 2018

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Dose-dependent Tumor Growth Inhibition Following a Single IT Injection of TransCon TLR 7/8 Agonist Body Weights: All Doses Well Tolerated Consistent with MOA, local inflammation and some tumor ulcerations observed Single IT Dosing Tumor Growth: Dose-dependent Inhibition

Single-dose of TransCon TLR7/8 Agonist Triggered Abscopal Anti-Tumor Inhibition and Enhanced Anti-tumor Effects of IL-2 *IL-2 dosed at 20 ug twice daily on days 0-4, once daily on days 8-12 Injected Tumor Non-injected Tumor Single IT Dosing

TransCon TLR 7/8 Agonist - Summary Offers a new treatment paradigm for intratumoral sustained delivery with potential for superior efficacy and safety Single intratumoral dose potentially provides exposure for weeks/months Dramatically altered ratio of anti-tumor vs systemic effects when compared to equimolar dose of parent drug Potent anti-tumor effects, including abscopal effect, observed with a single dose as a monotherapy and in combinations Potential to enable efficacy with dosing interval of months

Product Candidates in Oncology TransCon VEGF-TKI

Opportunity for TransCon VEGF-TKI Efficacy Better tolerated approaches are needed to enable sufficient tumor exposure and new combination approaches Safety Lower systemic exposure expected to enable aggressive multiagent therapies New Indications Patients on poorly tolerated combos Enable intratumoral mechanisms not achievable via oral route CNS tumors Tumor-localized, sustained release aiming for mechanisms and efficacy not achievable by oral alternatives TransCon VEGF-TKI

VEGF-TKI: Validated Drugs Offering More than Just Inhibition of Angiogenesis Reference: Morelli et al., Oncotarget, 2017, Vol. 8, (No. 2), pp: 3380-3395; de Aguiar et al., Front Immunol, 2019 Adapted from Qin et al. J Hem Oncology, 2019 Validated drugs - approvals in renal cell carcinoma, thyroid cancer, hepatocellular carcinoma Proven combination benefits with checkpoint blockade Potent, direct anti-proliferative effects on tumor cells As a monotherapy at high doses (uM), at lower doses (nM) when combined with chemotherapy Immunomodulatory effects: improved influx and activation of immune cells, inhibition of immunosuppressive macrophages in tumors

VEGF-TKI: TransCon Has the Potential to Achieve Tumor Levels and Activity Not Feasible by Oral Route

Oral VEGF-TKI not well tolerated, limiting efficacy

- Frequent dose reductions and treatment discontinuations up to ~30%
- Higher dose and exposure correlates with better outcome

Some indications poorly addressed with current drugs

- E.g. glioblastoma: bevacizumab is approved, while brain permeability of all VEGF inhibitors is limited

Higher Exposure of Axitinib Correlates with Better Outcome in Renal Cell Carcinoma



Pooled RCC patients
AUC12 after dose escalation
Median PFS, weeks (95% CI)
AUC12 <150 ng·hr/ml
32 (95% CI: 24–48)
AUC12 ≥150 ng·hr/ml
52 (95% CI: 43–69)
HR = 0.56 (95% CI: 0.359–0.874)
Fraction of patients
1.0
0.8
0.6
0.4
0.2
0.0
0
20
40
60
80
100
120
140
PFS (weeks)

Schmidinger et al., *Future Oncol.* **14**, 861, 2018

Expected to enable IT mechanisms not achievable via oral route: direct anti-tumor effects and modulation of tumor microenvironments

- For example, rationale to combine VEGF-TKI with PD(L)1+chemo exists, while only TransCon may enable the combination with high enough IT concentrations and acceptable toxicity

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VEGF-TKI Loaded onto TransCon Hydrogel for Intratumoral Sustained Delivery VEGF-TKI transiently conjugated to TransCon Hydrogel carrier, designed to provide sustained release of unmodified parent drug Designed to provide sustained modulation of the tumor microenvironment with potential for direct anti-tumor effects Linker cleavage dependent on pH and temperature Local depot of drug loaded TransCon Hydrogel

Dose-dependent Tumor Growth Inhibition by a Single Dose of TransCon VEGF-TKI TransCon VEGF-TKI estimated to allow for tumor concentrations >100-fold higher than in serum Limited systemic exposure expected to reduce drug-related adverse events Single-dose TransCon VEGF-TKI provided at least comparable tumor growth inhibition when compared to twice daily oral dose Single IT Dosing

Single Dose of TransCon VEGF-TKI Allowed for Combination Benefits with anti-PD-1 Ab in Abscopal Tumor Injected Tumor Non-injected Tumor Single IT Dosing Potent Anti-Tumor Effects in Injected and Non-injected Tumors, Including Combination Benefit with Checkpoint Blockade

TransCon VEGF-TKI – Summary New approach to modulation of tumor microenvironments, with the potential for direct anti-tumor effects TransCon Hydrogels generated for sustained release of VEGF-TKI Potent anti-tumor effects in mice observed, including combination benefits with checkpoint blockade Slow intratumoral release expected to enable mechanisms not achievable by oral administration Potential to enable combinations with aggressive therapeutic regimens in multiple indications, including CNS tumors

TransCon Immunity Cycle: Seeking a Broad Impact



TransCon IL-2 β/γ
TransCon VEGF-TKI
TransCon Technology
3
T cell priming
and activation
4
Trafficking of
immune cells
to tumors
5
Infiltration of
immune cells
into tumors
TransCon VEGF-TKI
TransCon:
Sustained
intratumoral
delivery
2
Cancer antigen
presentation
Lymph Node
Blood Vessels
TransCon:
Sustained
systemic
delivery
Tumor
Microenvironment
TransCon TLR 7/8
1
Release of
cancer cell
antigens
6
Recognition of
cancer cells by
T-cells
TransCon TLR 7/8
7
Killing of
cancer
cells
TransCon Technology

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208

Oncology Summary

- Best-in-class potential using systemic and intratumoral TransCon technologies
- Three differentiated product candidates with potential in multiple indications
  - TransCon IL-2 β/γ
  - TransCon TLR 7/8 Agonist
  - TransCon VEGF-TKI
- Potent anti-tumor effects of TransCon oncology candidates demonstrated in preclinical studies, reflecting expected exposure profile
  - Combination benefits with cytokines and checkpoint blockade in mice
  - Desired pharmacodynamic effects in cynomolgus monkeys
- First oncology IND (or equivalent) to be filed in 2020
- Significant patent portfolio of >20 patents and applications in support of TransCon oncology candidates

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TransCon: Designed for the Next Revolution in Oncology Illustration of the goal of future clinical trials involving TransCon candidates Time Overall Survival TransCon +/- immunotherapy/chemo combos Immunotherapy + chemo/other combos Control/the past Targeted therapies or chemo Immunotherapy “Raising the Tail”

Q & A

2019 Progress: Expected Milestones

Q1 2019

- ✓ TransCon hGH: heiGHt Trial top-line Phase 3 data
- ✓ TransCon PTH: Phase 2 trial initiation, including pen device

Q2 2019

- ✓ TransCon hGH: fliGHt Trial top-line Phase 3 data
- ✓ TransCon hGH: Introduction of auto-injector into enliGHten Trial
- ✓ R&D Day: Unveiling oncology pipeline and near-term milestones

Q3 2019

- TransCon hGH: Long-term clinical database lock
- TransCon CNP: Phase 2 trial initiation

Q4 2019

- TransCon PTH: Phase 2 trial top-line data

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212

Vision 3x3: Building a Leading BioPharma Company

Our Goal is to Achieve Sustainable Growth through Multiple Approaches

- Obtain regulatory approval for 3 Endocrinology Rare Disease products
  - TransCon hGH for pediatric growth hormone deficiency
  - TransCon PTH for adult hypoparathyroidism
  - TransCon CNP for achondroplasia
- Growth of Endocrinology Rare Disease pipeline through:
  - Label expansion programs with the goal of obtaining 9 indications in total
  - Global clinical reach directly or through partnerships
- Build an integrated commercial business for our Endocrinology Rare Disease franchise in North America and select European countries
  - Establish global commercial presence with partners outside our geographic areas
- Create 3 independent therapeutic areas each with a diversified pipeline built on TransCon technologies and our unique algorithm for product innovation
  - Established oncology as next independent therapeutic area

213
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